Form 10-K, Exhibit 13
period 2005-12-31
ML SELECT FUTURES I LP
filed 2006-03-31
CIK 1100878

Exhibit 13.01

ML SELECT FUTURES I L.P.
(A Delaware Limited Partnership)

Financial Statements for the years ended
December 31, 2005, 2004 and 2003
and Report of Independent Registered Public Accounting Firm

ML Select Futures I L.P.

(A Delaware Limited Partnership)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Financial Condition as of December 31, 2005 and 2004	2

Statements of Operations for the years ended December 31, 2005, 2004 and 2003	3

Statements of Changes in Partners’ Capital for the years ended December 31, 2005, 2004 and 2003	4

Financial Data Highlights for the year ended December 31, 2005	5

Notes to Financial Statements	6-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

  ML Select Futures I L.P.:

We have audited the accompanying statements of financial condition of ML Select Futures I L.P. (the “Partnership”) as of December 31, 2005 and 2004, and the related statements of operations and changes in partners’ capital for each of the three years in the period ended December 31, 2005 and the financial data highlights for the year ended December 31, 2005. These financial statements and financial data highlights are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements and financial data highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial data highlights are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial data highlights present fairly, in all material respects, the financial position of ML Select Futures I L.P. as of December 31, 2005 and 2004, and the results of its operations, changes in its partners’ capital and the financial data highlights for each of the periods presented in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York

March 31, 2006

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:

Equity in commodity futures trading accounts:
Cash	$397,284,591	$584,353,849
Net unrealized profit on open contracts	14,499,360	11,458,435
Subscriptions receivable	—	269,811
Accrued interest	1,363,422	1,089,901

TOTAL ASSETS	$413,147,373	$597,171,996

LIABILITIES AND PARTNERS’ CAPITAL

LIABILITIES:

Brokerage commissions payable	$1,893,591	$2,736,989
Profit Shares payable	—	4,731,366
Administrative fees payable	106,906	163,408
Redemptions payable	14,317,738	2,561,867

Total liabilities	16,318,235	10,193,630

PARTNERS’ CAPITAL:

General Partner (26,449 Units and 26,449 Units)	5,928,997	6,199,855
Limited Partners (1,743,781 Units and 2,477,625 Units)	390,900,141	580,778,511

Total partners’ capital	396,829,138	586,978,366

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$413,147,373	$597,171,996

NET ASSET VALUE PER UNIT
(Based on 1,770,230 and 2,504,074 Units outstanding)	$224.17	$234.41

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
TRADING PROFITS (LOSSES):

Realized	$(24,222,659)	$52,256,615	$27,402,575
Change in unrealized	3,041,057	(14,070,731)	16,373,295

Total trading profits (losses)	(21,181,602)	38,185,884	43,775,870

INVESTMENT INCOME:

Interest	15,719,664	6,875,902	1,831,533

EXPENSES:

Brokerage commissions	27,053,850	26,151,018	10,533,803
Profit Shares	—	4,731,366	8,416,558
Administrative fees	1,479,720	1,641,858	622,464

Total expenses	28,533,570	32,524,242	19,572,825

NET INVESTMENT LOSS	(12,813,906)	(25,648,340)	(17,741,292)

NET INCOME (LOSS)	$(33,995,508)	$12,537,544	$26,034,578

NET INCOME (LOSS) PER UNIT:
Weighted average number of General Partner and Limited Partner Units outstanding	2,285,957	2,055,550	889,795

Net income (loss) per weighted average General Partner and Limited Partner Unit	$(14.87)	$6.10	$29.26

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Units	General Partner	Limited Partners	Total

PARTNERS’ CAPITAL, DECEMBER 31, 2002	538,887	$829,064	$104,915,075	$105,744,139

Subscriptions	704,171	1,460,317	145,571,636	147,031,953

Net income	—	248,906	25,785,672	26,034,578

Redemptions	(38,902)	—	(8,322,079)	(8,322,079)

PARTNERS’ CAPITAL, DECEMBER 31, 2003	1,204,156	2,538,287	267,950,304	270,488,591

Subscriptions	1,372,076	3,577,366	316,837,351	320,414,717

Net income	—	149,055	12,388,489	12,537,544

Redemptions	(72,158)	(64,853)	(16,397,633)	(16,462,486)

PARTNERS’ CAPITAL, DECEMBER 31, 2004	2,504,074	6,199,855	580,778,511	586,978,366

Subscriptions	5,494	—	1,181,237	1,181,237

Net loss	—	(270,858)	(33,724,650)	(33,995,508)

Redemptions	(739,338)	—	(157,334,957)	(157,334,957)

PARTNERS’ CAPITAL, DECEMBER 31, 2005	1,770,230	$5,928,997	$390,900,141	$396,829,138

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

FINANCIAL DATA HIGHLIGHTS

FOR THE YEAR ENDED DECEMBER 31, 2005

The following per Unit data and ratios have been derived from information provided in the financial statements.

Per Unit Operating Performance:

Net asset value, beginning of year	$234.41

Realized trading loss	(6.31)
Change in unrealized trading profit (loss)	1.58
Interest income	6.98
Expenses	(12.49)

Net asset value, end of year	$224.17

Total Return:

Total return	-4.37%

Ratios to Average Net Assets:

Expenses	5.88%
Net investment loss	-2.64%

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ML Select Futures I L.P. (the “Partnership”) was organized under the Delaware Revised Uniform Partnership Act in August 1995 and commenced trading activities on April 16, 1996. The Partnership issues new units of limited partner interest (“Units”) at Net Asset Value as of the beginning of each calendar month. The Partnership engages in the speculative trading of futures, options on futures and forward contracts on a wide range of commodities. Sunrise Capital Partners, LLC (“Sunrise”) is the trading advisor of the Partnership. Merrill Lynch Alternative Investments LLC (“MLAI”), is the general partner of the Partnership. MLAI is a wholly-owned subsidiary of Merrill Lynch Investment Managers  LP (“MLIM”) which in turn, is an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. (“Merrill Lynch”). Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a wholly-owned subsidiary of Merrill Lynch, is the Partnership’s commodity broker. MLAI has agreed to maintain a general partner’s interest of at least 1% of the total capital in the Partnership. MLAI and each Limited Partner share in the profits and losses of the Partnership in proportion to their respective interests in it.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commodity futures, options on futures and forward contract transactions are recorded on the trade date and open contracts are reflected in Net unrealized profit on open contracts in the Statements of Financial Condition as the difference between the original contract value and the market value (for those commodity interests for which market quotations are readily available) or at fair value. The change in unrealized profit (loss) on open contracts from one period to the next is reflected in Change in unrealized in the Statements of Operations.

Foreign Currency Transactions

The Partnership’s functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the dates of the Statements of Financial Condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in Realized in the Statements of Operations.

Operating Expenses and Selling Commissions

MLAI pays all routine operating expenses excluding the State of New Jersey filing fee (which is borne by the Partnership) but including legal, accounting, printing, postage and similar administrative expenses of the Partnership. MLAI receives an administrative fee as well as a portion of the brokerage commissions paid to MLPF&S by the Partnership (see Note 3).

No selling commissions have been or are paid directly by the Limited Partners. All selling commissions are paid by MLAI.

Cash at Broker

A portion of the assets maintained at MLPF&S is restricted cash required to meet maintenance margin requirements. Typically, margin requirements range from 1% to 10% of the face value of the derivatives traded.

Income Taxes

No provision for income taxes has been made in the accompanying financial statements as each Partner is individually responsible for reporting income or loss based on such Partner’s share of the Partnership’s income and expenses as reported for income tax purposes.

Distributions

The Limited Partners are entitled to receive, equally per Unit, any distributions which may be made by the Partnership. No such distributions have been declared for the years ended December 31, 2005, 2004 or 2003.

Subscriptions

Units are offered as of the close of business at the end of each month. Shares are purchased as of the first business day of any month at Net Asset Value, but the subscription request must be submitted at least three calendar days before the end of the preceding month. Subscriptions submitted less than three days before the end of a month will be applied to Unit subscriptions as of the beginning of the second month after receipt, unless revoked by MLAI.

Redemptions

A Limited Partner may redeem some or all of such Partner’s Units at Net Asset Value as of the close of business on the last business day of any calendar month upon ten days’ notice. Units redeemed on or prior to the end of the twelfth full month after purchase are assessed an early redemption charge of 3% of their Net Asset Value as of the date of redemption and, at or after the thirteenth full month through the twenty-fourth full month after the purchase, are assessed an early redemption charge of 1.5% of their Net Asset Value as of the date of redemption. Effective February 1, 2004 all new subscriptions are subject to a new redemption charge structure. Units redeemed on or before the end of the twelfth full month after purchase will be assessed an early redemption charge of 4% of their Net Asset Value as of the date of redemption. If an investor makes multiple investments in the Partnership, investments are treated on a first-in, first-out basis in determining whether a redemption charge is applicable. Redemption charges are subtracted from redemption proceeds and paid to MLAI.

Dissolution of the Partnership

The Partnership will terminate on December 31, 2020 or at an earlier date if certain conditions occur, as well as under certain other circumstances as set forth in the Limited Partnership Agreement.

Indemnifications

In the normal course of business, the Partnership enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Partnership’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of any future obligation under these indemnifications to be remote.

2.               CONDENSED SCHEDULE OF INVESTMENTS

The Partnership’s investments, defined as Net unrealized profit on open contracts on the Statements of Financial Condition, as of December 31, 2005 and 2004, are as follows:

2005	Long Positions			Short Positions			Net Unrealized
Commodity Industry Sector	Number of Contracts	Unrealized Profit (Loss)	Percent of Net Assets	Number of Contracts	Unrealized Profit (Loss)	Percent of Net Assets	Profit (Loss) on Open Positions	Percent of Net Assets	Maturity Dates

Agriculture	1,712	$5,684,493	1.43%	—	$—	—	$5,684,493	1.43%	March 06
Currencies	10,306,813	(5,811,555)	-1.46%	(22,870,518)	7,441,896	1.88%	1,630,341	0.42%	March 06
Interest rates	1,181	62,354	0.02%	(11,316)	1,024,272	0.26%	1,086,626	0.27%	March 06 - March 07
Metals	2,011	9,050,135	2.28%	(711)	(2,803,692)	-0.71%	6,246,443	1.57%	January 06 - March 06
Stock indices	918	(148,543)	-0.04%	—	—	—	(148,543)	-0.04%	March 06

Total		$8,836,884	2.23%		$5,662,476	1.43%	$14,499,360	3.65%

2004	Long Positions			Short Positions			Net Unrealized
Commodity Industry Sector	Number of Contracts	Unrealized Profit (Loss)	Percent of Net Assets	Number of Contracts	Unrealized Profit (Loss)	Percent of Net Assets	Profit (Loss) on Open Positions	Percent of Net Assets	Maturity Dates

Agriculture	1,546	$2,987,006	0.51%	(1,467)	$510,440	0.09%	$3,497,446	0.60%	March 05
Currencies	13,823,840	14,653,772	2.50%	(61,490,908)	(14,882,532)	-2.53%	(228,760)	-0.03%	March 05
Interest rates	7,759	1,944,101	0.33%	(3,341)	1,415,825	0.24%	3,359,926	0.57%	March 05 - December 05
Metals	4,159	5,486,884	0.93%	(664)	(3,319,781)	-0.57%	2,167,103	0.36%	January 05 - March 05
Stock indices	1,077	2,662,720	0.45%	—	—	—	2,662,720	0.45%	March 05

Total		$27,734,483	4.72%		$(16,276,048)	-2.77%	$11,458,435	1.95%

No individual contract’s unrealized profit or loss comprised greater than 5% of the Partners’ Capital as of December 31, 2005 or 2004.

3.               RELATED PARTY TRANSACTIONS

The Partnership’s U.S. dollar assets are maintained at MLPF&S. On assets held in U.S. dollars, Merrill Lynch credits the Partnership with interest at the prevailing 91-day U.S. Treasury bill rate. The Partnership is credited with interest on any of its assets and net gains actually held by MLPF&S in non-U.S. dollar currencies at a prevailing local rate received by Merrill Lynch. Merrill Lynch may derive certain economic benefit, in excess of the interest, which Merrill Lynch pays to the Partnership, from possession of such assets.

Merrill Lynch charges the Partnership, at prevailing local rates, for financing realized and unrealized losses on the Partnership’s non-U.S. dollar-denominated positions. Such amounts are netted against interest income due to the insignificance of such amounts.

The Partnership pays brokerage commissions to MLPF&S at a flat monthly rate equal to .458 of 1% (a 5.50% annual rate) of the Partnership’s month-end assets. The Partnership pays administrative fees to MLAI at a flat monthly rate equal to .021 of 1% (a 0.25% annual rate) of the Partnership’s month-end assets. Beginning in 2003, the Partnership reimburses MLAI for payment of the actual State of New Jersey annual filing fee assessed on a per partner basis with a maximum of $250,000 per year which is paid on its behalf. Month-end trading assets are not reduced, for purposes of calculating brokerage commissions and administrative fees, by any accrued brokerage commissions, administrative fees, Profit Shares or other fees or charges.

MLAI estimates that the round-turn equivalent commission rate charged to the Partnership during the years ended December 31, 2005, 2004 and 2003 was approximately $370, $318 and $265, respectively (not including, in calculating round-turn equivalents, forward contracts on a futures-equivalent basis).

MLPF&S pays Sunrise a monthly consulting fee of .083 of 1% (a 1% annual rate) of the month-end assets, after reduction for a portion of the brokerage commissions.

4.               ADVISORY AGREEMENT

The Partnership entered into an Advisory Agreement with Sunrise. The Advisory Agreement between the Partnership and Sunrise continues to be in effect, subject to certain renewal rights exercisable by the Partnership. Sunrise determines the commodity futures, options on futures and forward contracts traded by the Partnership, subject to certain trading policies and to certain rights reserved by MLAI.

Profit Shares equal to 23% of any New Trading Profit, as defined, as of the end of each calendar year are paid to Sunrise. Profit Shares are also paid out in respect of Units redeemed (to the extent they exceed the number of Units purchased) as of the end of interim months during a calendar year, to the extent of the applicable percentage of any New Trading Profit attributable to such Units.

5.               WEIGHTED AVERAGE UNITS

The weighted average number of Units outstanding is computed for purposes of calculating net income (loss) per weighted average Unit. The weighted average number of Units outstanding for the years ended December 31, 2005, 2004 and 2003 equaled the Units outstanding as of such date, adjusted proportionately for Units sold or redeemed based on the respective length of time each was outstanding during such year.

6.               FAIR VALUE AND OFF-BALANCE SHEET RISK

The nature of this Partnership has certain risks, which cannot all be presented on the financial statements. The following summarizes some of those risks.

Market Risk

Derivative instruments involve varying degrees of off-balance sheet market risk. Changes in the level or volatility of interest rates, foreign currency exchange rates or the market values of the financial instruments or commodities underlying such derivative instruments frequently result in changes in the Partnership’s net unrealized profit (loss) on such derivative instruments as reflected in the Statements of Financial Condition. The Partnership’s exposure to market risk is influenced by a number of factors, including the relationships among the derivative instruments held by the Partnership as well as the volatility and liquidity of the markets in which the derivative instruments are traded.

MLAI has procedures in place intended to control market risk exposure, although there can be no assurance that they will, in fact, succeed in doing so. These procedures focus primarily on monitoring the trading of Sunrise, calculating the Net Asset Value of the Partnership as of the close of business on each day and reviewing outstanding positions for over-concentrations. While MLAI does not itself intervene in the markets to hedge or diversify the Partnership’s market exposure, MLAI may urge Sunrise to reallocate positions in an attempt to avoid over-concentrations. However, such interventions are unusual and unless it appears that Sunrise has begun to deviate from past practice or trading policies or to be trading erratically, MLAI’s basic risk control procedures consist simply of the ongoing process of advisor monitoring, with the market risk controls being applied by Sunrise.

Credit Risk

The risks associated with exchange-traded contracts are typically perceived to be less than those associated with over-the-counter (non-exchange-traded) transactions, because exchanges typically (but not universally) provide clearinghouse arrangements in which the collective credit (in some cases limited in amount, in some cases not) of the members of the exchange is pledged to support the financial integrity of the exchange. In over-the-counter transactions, on the other hand, traders must rely solely on the credit of their respective individual counterparties. Margins, which may be subject to loss in the event of a default, are generally required in exchange trading, and counterparties may also require margin in the over-the-counter markets.

The credit risk associated with these instruments from counterparty nonperformance is the net unrealized profit on open contracts, if any, included in the Statements of Financial Condition. The Partnership attempts to mitigate this risk by dealing exclusively with Merrill Lynch entities as clearing brokers.

The Partnership, in its normal course of business, enters into various contracts, with MLPF&S acting as its commodity broker. Pursuant to the brokerage agreement with MLPF&S (which includes a netting arrangement), to the extent that such trading results in receivables from and payables to MLPF&S, these receivables and payables are offset and reported as a net receivable or payable and included in Net unrealized profit (loss) on open contracts on the Statements of Financial Condition.

*     *     *     *     *     *     *     *     *     *      *

To the best of the knowledge and belief of the

undersigned, the information contained in this

report is accurate and complete.

Michael Pungello

Chief Financial Officer

Merrill Lynch Alternative Investments LLC

General Partner of

ML Select Futures I L.P.