Form 10-K, Exhibit 13
period 2006-12-31
ML SELECT FUTURES I LP
filed 2007-03-30
CIK 1100878

Exhibit 13.01

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

Financial Statements for the years ended

December 31, 2006, 2005 and 2004

and Report of Independent Registered Public

Accounting Firm

ML Select Futures I L.P.

(A Delaware Limited Partnership)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Financial Condition as of December 31, 2006 and 2005	2

Statements of Operations for the years ended December 31, 2006, 2005 and 2004	3

Statements of Changes in Partners’ Capital for the years ended December 31, 2006, 2005 and 2004	4

Financial Data Highlights for the year ended December 31, 2006	5

Notes to Financial Statements	6-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

  ML Select Futures I L.P.:

We have audited the accompanying statements of financial condition of ML Select Futures I L.P. (the “Partnership”) as of December 31, 2006 and 2005, and the related statements of operations and of changes in partners’ capital for each of the three years in the period ended December 31, 2006 and the financial data highlights for the year ended December 31, 2006.  These financial statements and financial data highlights are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements and financial data highlights based on our audits.

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

In our opinion, the financial statements and financial data highlights referred to above present fairly, in all material respects, the financial position of ML Select Futures I L.P. as of December 31, 2006 and 2005, the results of its operations and the changes in its partners’ capital for each of the three years in the period ended December 31, 2006, and the financial data highlights for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte and Touche
Deloitte and Touche

New York, New York
March 28, 2007

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:

Equity in commodity futures trading accounts:
Cash (includes restricted cash of $92,042,246 for 2006 and $53,204,989 for 2005)	$322,600,743	$397,284,591
Net unrealized profit on open contracts	9,022,301	14,499,360
Accrued interest	1,378,976	1,363,422

TOTAL ASSETS	$333,002,020	$413,147,373

LIABILITIES AND PARTNERS’ CAPITAL

LIABILITIES:

Brokerage commissions payable	$1,526,262	$1,893,591
Administrative and filing fees payable	90,193	106,906
Redemptions payable	5,212,995	14,317,738

Total liabilities	6,829,450	16,318,235

PARTNERS’ CAPITAL:

General Partner (14,878 Units and 26,449 Units)	3,607,393	5,928,997
Limited Partners (1,330,119 Units and 1,743,781 Units)	322,565,177	390,900,141

Total partners’ capital	326,172,570	396,829,138

TOTAL LIABILITIES AND PARTNERS' CAPITAL	$333,002,020	$413,147,373

NET ASSET VALUE PER UNIT
(Based on 1,344,997 and 1,770,230 Units outstanding Unlimited Units authorized)	$242.51	$224.17

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
TRADING PROFIT (LOSS):

Realized	$37,752,945	$(24,222,659)	$52,256,615
Change in unrealized	(5,477,059)	3,041,057	(14,070,731)

Total trading profit (loss)	32,275,886	(21,181,602)	38,185,884

INVESTMENT INCOME:

Interest	17,187,972	15,719,664	6,875,902

EXPENSES:

Brokerage commissions	19,872,678	27,053,850	26,151,018
Profit Shares	49,055	—	4,731,366
Administrative and filing fees	1,153,304	1,479,720	1,641,858

Total expenses	21,075,037	28,533,570	32,524,242

NET INVESTMENT LOSS	(3,887,065)	(12,813,906)	(25,648,340)

NET INCOME (LOSS)	$28,388,821	$(33,995,508)	$12,537,544

NET INCOME (LOSS) PER UNIT:

Weighted average number of General Partner and Limited Partner Units outstanding	1,537,973	2,285,957	2,055,550

Net income (loss) per weighted average General Partner and Limited Partner Unit	$18.46	$(14.87)	$6.10

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

		General	Limited
	Units	Partner	Partners	Total

PARTNERS’ CAPITAL,DECEMBER 31, 2003	1,204,156	$2,538,287	$267,950,304	$270,488,591

Subscriptions	1,372,076	3,577,366	316,837,351	320,414,717

Net income	—	149,055	12,388,489	12,537,544

Redemptions	(72,158)	(64,853)	(16,397,633)	(16,462,486)

PARTNERS’ CAPITAL, DECEMBER 31, 2004	2,504,074	6,199,855	580,778,511	586,978,366

Subscriptions	5,494	—	1,181,237	1,181,237

Net loss	—	(270,858)	(33,724,650)	(33,995,508)

Redemptions	(739,338)	—	(157,334,957)	(157,334,957)

PARTNERS’ CAPITAL, DECEMBER 31, 2005	1,770,230	5,928,997	390,900,141	396,829,138

Subscriptions	21,575	—	5,048,863	5,048,863

Net income	—	302,107	28,086,714	28,388,821

Redemptions	(446,808)	(2,623,711)	(101,470,541)	(104,094,252)

PARTNERS’ CAPITAL, DECEMBER 31, 2006	1,344,997	$3,607,393	$322,565,177	$326,172,570

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

FINANCIAL DATA HIGHLIGHTS

FOR THE YEAR ENDED DECEMBER 31, 2006

The following per Unit data and ratios have been derived from information provided in the financial statements.

Per Unit Operating Performance:

Net asset value, beginning of year	$224.17

Realized trading profit	24.28
Change in unrealized	(3.48)
Interest income	11.23
Expenses	(13.69)

Net asset value, end of year	$242.51

Total Return:

Total return	8.18%

Ratios to Average Partners' Capital:

Expenses	5.95%
Net investment loss	-1.10%

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ML Select Futures I L.P. (the “Partnership”) was organized under the Delaware Revised Uniform Partnership Act in August 1995 and commenced trading activities on April 16, 1996. The Partnership issues new units of limited partner interest (“Units”) at Net Asset Value as of the beginning of each calendar month. The Partnership engages in the speculative trading of futures, options on futures and forward contracts on a wide range of commodities. Sunrise Capital Partners, LLC (“Sunrise”) is the trading advisor of the Partnership. Merrill Lynch Alternative Investments LLC (“MLAI”), is the general partner of the Partnership. MLAI is an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. (“Merrill Lynch”). Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a wholly-owned subsidiary of Merrill Lynch, is the Partnership’s commodity broker.  MLAI has agreed to maintain a general partner’s interest of at least 1% of the total capital in the Partnership.  MLAI and each Limited Partner share in the profits and losses of the Partnership in proportion to their respective interests in it.

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

Cash at Broker

A portion of the assets maintained at MLPF&S is restricted cash required to meet maintenance margin requirements. Included in cash deposits with the broker at December 31, 2006 and 2005 is restricted cash for margin requirements of $92,042,246 and $53,204,989, respectively.

Income Taxes

No provision for income taxes has been made in the accompanying financial statements as each Partner is individually responsible for reporting income or loss based on such Partner’s share of the Partnership’s income and expenses as reported for income tax purposes.

Distributions

The Limited Partners are entitled to receive, equally per Unit, any distributions which may be made by the Partnership.  No such distributions have been declared for the years ended December 31, 2006, 2005 or 2004.

Subscriptions

Units are offered as of the close of business at the end of each month.  Units are purchased as of the first business day of any month at Net Asset Value, but the subscription request must be submitted at least three calendar days before the end of the preceding month.  Subscriptions submitted less than three days before the end of a month will be applied to Unit subscriptions as of the beginning of the second month after receipt, unless revoked by MLAI.

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

2.     CONDENSED SCHEDULE OF INVESTMENTS

The Partnership’s investments, defined as Net unrealized profit on open contracts on the Statements of Financial Condition, as of December 31, 2006 and 2005, are as follows:

2006	Long Positions			Short Positions			Net Unrealized
Commodity Industry	Number of	Unrealized	Percent of	Number of	Unrealized	Percent of	Profit (Loss)	Percent of
Sector	Contracts	Profit (Loss)	Partners' Capital	Contracts	Profit (Loss)	Partners' Capital	on Open Positions	Partners' Capital	Maturity Dates

Agriculture	205	$84,250	0.03%	(814)	$857,774	0.26%	$942,024	0.29%	March 07
Currencies	591,340	(22,922)	-0.01%	(25,437,500)	3,147,050	0.96%	3,124,128	0.96%	March 07
Interest rates	1,211	(829,692)	-0.25%	(5,404)	1,287,205	0.40%	457,513	0.14%	Feburary 07 - December 07
Energy	88	(203,305)	-0.06%	(1,000)	613,820	0.19%	410,515	0.13%	Feburary 07 - June 07
Metals	506	1,539,090	0.47%	(223)	71,455	0.02%	1,610,545	0.49%	January 07 - March 07
Stock indices	2,928	2,477,575	0.76%	—	—	0.00%	2,477,575	0.76%	March 07

Total		$3,044,996	0.94%		$5,977,305	1.83%	$9,022,301	2.77%

2005	Long Positions			Short Positions			Net Unrealized
Commodity Industry	Number of	Unrealized	Percent of	Number of	Unrealized	Percent of	Profit (Loss)	Percent of
Sector	Contracts	Profit (Loss)	Partners' Capital	Contracts	Profit (Loss)	Partners’ Capital	on Open Positions	Partners' Capital	Maturity Dates
Agriculture	1,712	$5,684,493	1.43%	—	$—	—	$5,684,493	1.43%	March 06
Currencies	10,306,813	(5,811,555)	-1.46%	(22,870,518)	7,441,896	1.88%	1,630,341	0.42%	March 06
Interest rates	1,181	62,354	0.02%	(11,316)	1,024,272	0.26%	1,086,626	0.27%	March 06 - March 07
Metals	2,011	9,050,135	2.28%	(711)	(2,803,692)	-0.71%	6,246,443	1.57%	January 06 - March 06
Stock indices	918	(148,543)	-0.04%	—	—	—	(148,543)	-0.04%	March 06

Total		$8,836,884	2.23%		$5,662,476	1.43%	$14,499,360	3.65%

No individual contract’s unrealized profit or loss comprised greater than 5% of the Partners’ Capital as of December 31, 2006 or 2005.

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

Merrill Lynch charges the Partnership, at prevailing local interest rates, for financing realized and unrealized losses on the Partnership’s non-U.S. dollar-denominated positions.  Such amounts are netted against interest income due to the insignificance of such amounts.

The Partnership pays brokerage commissions to MLPF&S at a flat monthly rate equal to .458 of 1% (a 5.50% annual rate) of the Partnership’s month-end trading assets. The Partnership pays administrative fees to MLAI at a flat monthly rate equal to ..021 of 1% (a 0.25% annual rate) of the Partnership’s month-end trading assets. The Partnership reimburses MLAI for payment of the actual State of New Jersey annual filing fee assessed on a per partner basis with a maximum of $250,000 per year which is paid on its behalf. Month-end trading assets are not reduced, for purposes of calculating brokerage commissions and administrative fees, by any accrued brokerage commissions, administrative fees, Profit Shares or other fees or charges.

MLAI estimates that the round-turn equivalent commission rate charged to the Partnership during the years ended December 31, 2006, 2005 and 2004 was approximately $591, $370 and $318, respectively (not including, in calculating round-turn equivalents, forward contracts on a futures-equivalent basis).

MLPF&S pays Sunrise a monthly consulting fee of .083 of 1% (a 1% annual rate) of the month-end trading assets, after reduction for a portion of the brokerage commissions.

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

5.     WEIGHTED AVERAGE UNITS

The weighted average number of Units outstanding is computed for purposes of calculating net income (loss) per weighted average Unit.  The weighted average number of Units outstanding for the years ended December 31, 2006, 2005 and 2004 equaled the Units outstanding as of such date, adjusted proportionately for Units sold or redeemed based on the respective length of time each was outstanding during such year.

6.     RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006. The impact on the Partnership financial statements, if any, is currently being assessed.

In September 2006, the Securities Exchange Commission (“SEC”) staff also issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). While not an official rule or interpretation of the SEC, SAB 108 was issued to address the diversity in practice in quantifying misstatements from prior years and assessing their effect on current year financial statements. SAB 108 is effective for the first annual period ending after November 15, 2006, with early application encouraged. The Partnership has assessed the impact of SAB 108 on its financial statements and does not expect the impact of adoption to be material to its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”).  FAS 157 establishes a common definition for fair value under accounting principles generally accepted in the United States of America, establishes a framework for measuring fair value and expands disclosure requirements about such fair value measurements.  FAS 157 is effective for fiscal years beginning after November 15, 2007.  The Partnership is currently evaluating the impact of adopting FAS 157 on its financial statements.

7.     MARKET AND CREDIT RISKS

The nature of this Partnership has certain risks, which cannot all be presented on the financial statements.  The following summarizes some of those risks.

Market Risk

Derivative instruments involve varying degrees of market risk.  Changes in the level or volatility of interest rates, foreign currency exchange rates or the market values of the financial instruments or commodities underlying such derivative instruments frequently result in changes in the Partnership’s net unrealized profit (loss) on such derivative instruments as reflected in the Statements of Financial Condition.  The Partnership’s exposure to market risk is influenced by a number of factors, including the relationships among the derivative instruments held by the Partnership as well as the volatility and liquidity of the markets in which the derivative instruments are traded.  Investments in foreign markets may also entail legal and political risks.

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

/s/ Barbra E. Kocsis
Barbra E. Kocsis
Chief Financial Officer
Merrill Lynch Alternative Investments LLC
General Partner of
ML Select Futures I L.P.