Form 10-K, Exhibit 13
period 2007-12-31
ML SELECT FUTURES I LP
filed 2008-03-31
CIK 1100878

Exhibit 13.01

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

Financial Statements for the years ended
December 31, 2007, 2006 and 2005
and Report of Independent Registered Public
Accounting Firm

ML Select Futures I L.P.

(A Delaware Limited Partnership)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Financial Condition as of December 31, 2007 and 2006	2

Statements of Operations for the years ended December 31, 2007, 2006 and 2005	3

Statements of Changes in Partners’ Capital for the years ended December 31, 2007, 2006 and 2005	4

Financial Data Highlights for the years ended December 31, 2007, 2006 and 2005	5

Notes to Financial Statements	6-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

  ML Select Futures I L.P.:

We have audited the accompanying statements of financial condition of ML Select Futures I L.P. (the “Partnership”), as of December 31, 2007 and 2006, and the related statements of operations and changes in partners’ capital and the financial data highlights for each of the three years in the period ended December 31, 2007.  These financial statements and financial data highlights are the responsibility of the Partnership's management.  Our responsibility is to express an opinion on these financial statements and financial data highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial data highlights are free of material misstatement.  The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial data highlights referred to above present fairly, in all material respects, the financial position of ML Select Futures I L.P. as of December 31, 2007 and 2006, the results of its operations, the changes in its partners’ capital, and its financial data highlights for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Princeton, New Jersey

March 31, 2008

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:

Equity in commodity futures trading accounts:
Cash (includes restricted cash of $26,426,863 for 2007 and $92,042,246 for 2006)	$230,559,475	$322,600,743
Net unrealized profit on open contracts	7,570,860	9,022,301
Accrued interest	625,818	1,378,976
Due from MLAI	17,001	—

TOTAL ASSETS	$238,773,154	$333,002,020

LIABILITIES AND PARTNERS’ CAPITAL

LIABILITIES:

Brokerage commissions payable	$1,093,977	$1,526,262
Profit Shares payable	538,379	—
Administrative and filing fees payable	70,559	90,193
Redemptions payable	11,315,876	5,212,995

Total liabilities	13,018,791	6,829,450

PARTNERS’ CAPITAL:

General Partner (13,916 Units and 14,878 Units)	3,483,352	3,607,393
Limited Partners (887,137 Units and 1,330,119 Units)	222,271,011	322,565,177

Total partners’ capital	225,754,363	326,172,570

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$238,773,154	$333,002,020

NET ASSET VALUE PER UNIT
(Based on 901,053 and 1,344,997 Units outstanding; unlimited Units authorized)	$250.55	$242.51

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007	2006	2005
TRADING PROFIT (LOSS):

Realized	$13,343,726	$37,752,945	$(24,222,659)
Change in unrealized	(1,451,441)	(5,477,059)	3,041,057

Total trading profit (loss)	11,892,285	32,275,886	(21,181,602)

INVESTMENT INCOME:

Interest	13,248,150	17,187,972	15,719,664

EXPENSES:

Brokerage commissions	16,351,736	19,872,678	27,053,850
Profit Shares	671,266	49,055	—
Administrative and filing fees	993,261	1,153,304	1,479,720

Total expenses	18,016,263	21,075,037	28,533,570

NET INVESTMENT LOSS	(4,768,113)	(3,887,065)	(12,813,906)

NET INCOME (LOSS)	$7,124,172	$28,388,821	$(33,995,508)

NET INCOME (LOSS) PER UNIT:

Weighted average number of General Partner and Limited Partner Units outstanding	1,214,651	1,537,973	2,285,957

Net income (loss) per weighted average General Partner and Limited Partner Unit	$5.87	$18.46	$(14.87)

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

		General	Limited
	Units	Partner	Partners	Total

PARTNERS’ CAPITAL, DECEMBER 31, 2004	2,504,074	$6,199,855	$580,778,511	$586,978,366

Subscriptions	5,494	—	1,181,237	1,181,237

Net loss	—	(270,858)	(33,724,650)	(33,995,508)

Redemptions	(739,338)	—	(157,334,957)	(157,334,957)

PARTNERS’ CAPITAL, DECEMBER 31, 2005	1,770,230	5,928,997	390,900,141	396,829,138

Subscriptions	21,575	—	5,048,863	5,048,863

Net income	—	302,107	28,086,714	28,388,821

Redemptions	(446,808)	(2,623,711)	(101,470,541)	(104,094,252)

PARTNERS’ CAPITAL, DECEMBER 31, 2006	1,344,997	3,607,393	322,565,177	326,172,570

Subscriptions	9,109	—	2,223,503	2,223,503

Net income	—	109,956	7,014,216	7,124,172

Redemptions	(453,053)	(233,997)	(109,531,885)	(109,765,882)

PARTNERS’ CAPITAL, DECEMBER 31, 2007	901,053	$3,483,352	$222,271,011	$225,754,363

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

FINANCIAL DATA HIGHLIGHTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

The following per Unit data and ratios have been derived from information provided in the financial statements.

	2007	2006	2005

Per Unit Operating Performance:

Net asset value, beginning of year	$242.51	$224.17	$234.41

Realized trading profit (loss)	15.47	24.28	(6.31)
Change in unrealized	(3.46)	(3.48)	1.58
Interest income	10.77	11.23	6.98
Expenses (1)	(14.74)	(13.69)	(12.49)

Net asset value, end of year	$250.55	$242.51	$224.17

Total Return:

Total return	3.31%	8.18%	-4.37%

Ratios to Average Partners’ Capital (1):

Expenses	6.24%	5.95%	5.88%
Net investment loss	-1.65%	-1.10%	-2.64%

(1) Includes the impact of brokerage commission expenses.

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

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

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

Cash at Broker

A portion of the assets maintained at MLPF&S is restricted cash required to meet maintenance margin requirements. Included in cash deposits with the broker at December 31, 2007 and 2006 is restricted cash for margin requirements of $26,426,863 and $92,042,246, respectively.

Income Taxes

No provision for income taxes has been made in the accompanying financial statements as each Partner is individually responsible for reporting income or loss based on such Partner’s share of the Partnership’s income and expenses as reported for income tax purposes.

Distributions

The Limited Partners are entitled to receive, equally per Unit, any distributions which may be made by the Partnership.  No such distributions have been declared for the years ended December 31, 2007, 2006 or 2005.

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

Redemptions

A Limited Partner may redeem some or all of such Partner’s Units at Net Asset Value as of the close of business on the last business day of any calendar month upon ten days’ notice (“notice period”). Units redeemed on or before the end of the twelfth full month after purchase will be assessed an early redemption charge of 4% of their Net Asset Value as of the date of redemption.  If an investor makes multiple investments in the Partnership, investments are treated on a first-in, first-out basis in determining whether a redemption charge is applicable. Redemption charges are subtracted from redemption proceeds and paid to MLAI.

Redemption requests are accepted within the notice period.  The Partnership does not accept any redemption requests after the notice period.  All redemption requests received after the notice period will be processed for the following month.

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

2.               CONDENSED SCHEDULE OF INVESTMENTS

The Partnership’s investments, defined as Net unrealized profit on open contracts on the Statements of Financial Condition, as of December 31, 2007 and 2006, are as follows:

2007	Long Positions			Short Positions			Net Unrealized
Commodity Industry Sector	Number of Contracts	Unrealized Profit (Loss)	Percent of Partners’ Capital	Number of Contracts	Unrealized Profit (Loss)	Percent of Partners’ Capital	Profit (Loss) on Open Positions	Percent of Partners’ Capital	Maturity Dates

Agriculture	817	$867,040	0.38%	—	$—	0.00%	$867,040	0.38%	March 08
Currencies	542,830	(2,307,031)	-1.02%	(6,499,625)	1,998,163	0.89%	(308,868)	-0.14%	March 08
Interest rates	3,427	1,560,466	0.69%	(1,230)	(270,050)	-0.12%	1,290,416	0.57%	March 08 - December 08
Energy	394	2,823,271	1.25%	—	—	0.00%	2,823,271	1.25%	January 08 - March 08
Metals	142	10,748	0.00%	(484)	1,428,066	0.63%	1,438,814	0.64%	Febuary 08 - March 08
Stock indices	117	178,051	0.08%	(291)	1,282,136	0.57%	1,460,187	0.65%	March 08

Total		$3,132,545	1.38%		$4,438,315	1.97%	$7,570,860	3.35%

2006	Long Positions			Short Positions			Net Unrealized
Commodity Industry Sector	Number of Contracts	Unrealized Profit (Loss)	Percent of Partners’ Capital	Number of Contracts	Unrealized Profit (Loss)	Percent of Partners’ Capital	Profit (Loss) on Open Positions	Percent of Partners’ Capital	Maturity Dates

Agriculture	205	$84,250	0.03%	(814)	$857,774	0.26%	$942,024	0.29%	March 07
Currencies	591,340	(22,922)	-0.01%	(25,437,500)	3,147,050	0.96%	3,124,128	0.96%	March 07
Interest rates	1,211	(829,692)	-0.25%	(5,404)	1,287,205	0.40%	457,513	0.14%	Feburary 07 - December 07
Energy	88	(203,305)	-0.06%	(1,000)	613,820	0.19%	410,515	0.13%	Feburary 07 - June 07
Metals	506	1,539,090	0.47%	(223)	71,455	0.02%	1,610,545	0.49%	January 07 - March 07
Stock indices	2,928	2,477,575	0.76%	—	—	0.00%	2,477,575	0.76%	March 07

Total		$3,044,996	0.94%		$5,977,305	1.83%	$9,022,301	2.77%

No individual contract’s unrealized profit or loss comprised greater than 5% of the Partners’ Capital as of December 31, 2007 or 2006.

3.	RELATED PARTY TRANSACTIONS

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

The Partnership pays brokerage commissions to MLPF&S at a flat monthly rate equal to 0.458 of 1% (a 5.50% annual rate) of the Partnership’s month-end trading assets. The Partnership pays administrative fees to MLAI at a flat monthly rate equal to 0.021 of 1% (a 0.25% annual rate) of the Partnership’s month-end trading assets. The Partnership reimburses MLAI for payment of the actual State of New Jersey annual filing fee assessed on a per partner basis with a maximum of $250,000 per year which is paid on its behalf. Month-end trading assets are not reduced, for purposes of calculating brokerage commissions and administrative fees, by any accrued brokerage commissions, administrative fees, Profit Shares or other fees or charges.

MLAI estimates that the round-turn equivalent commission rate charged to the Partnership during the years ended December 31, 2007, 2006 and 2005 was approximately $251, $591 and $370, respectively (not including, in calculating round-turn equivalents, forward contracts on a futures-equivalent basis).

MLPF&S pays Sunrise a monthly consulting fee of 0.083 of 1% (a 1% annual rate) of the month-end trading assets, after reduction for a portion of the brokerage commissions.

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

The weighted average number of Units outstanding is computed for purposes of calculating net income (loss) per weighted average Unit. The weighted average number of Units outstanding for the years ended December 31, 2007, 2006 and 2005 equaled the Units outstanding as of such date, adjusted proportionately for Units sold or redeemed based on the respective length of time each was outstanding during such year.

6.              RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”).  FAS 157 establishes a common definition for fair value under U.S. GAAP which establishes a framework for measuring fair value and expands disclosure requirements about such fair value measurements.  FAS 157 is effective for fiscal years beginning after November 15, 2007.  The Partnership is currently evaluating the impact of adopting FAS 157 on its financial statements and disclosures.

Effective January 1, 2007, the Partnership adopted the provisions of the FASB Interpretation No. 48 (“FIN 48’), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. The implementation of this pronouncement had no impact on the financial statements.

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

The Partnership, in its normal course of business, enters into various contracts, with MLPF&S acting as its commodity broker.  Pursuant to the brokerage agreement with MLPF&S (which includes a netting arrangement), to the extent that such trading results in receivables from and payables to MLPF&S, these receivables and payables are offset and reported as a net receivable or payable and included in Net unrealized profit on open contracts on the Statements of Financial Condition.

*     *     *     *     *     *     *     *     *     *      *

To the best of the knowledge and belief of the

undersigned, the information contained in this

report is accurate and complete.

/s/ Barbra E. Kocsis

Barbra E. Kocsis

Chief Financial Officer

Merrill Lynch Alternative Investments LLC

General Partner of

ML Select Futures I L.P.