Form 10-K, Exhibit 13
period 2008-12-31
ML SELECT FUTURES I LP
filed 2009-03-31
CIK 1100878

Exhibit 13.01

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

Financial Statements for the years ended
December 31, 2008, 2007 and 2006
and Report of Independent Registered Public
Accounting Firm

ML Select Futures I L.P.

(A Delaware Limited Partnership)

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

ML Select Futures I L.P.:

We have audited the accompanying statements of financial condition of ML Select Futures I L.P. (the “Fund”), as of December 31, 2008 and 2007, and the related statements of operations, changes in partners’ capital, and the financial data highlights for each of the three years in the period ended December 31, 2008. These financial statements and financial data highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial data highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial data highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial data highlights referred to above present fairly, in all material respects, the financial position of ML Select Futures I L.P. as of December 31, 2008 and 2007, the results of its operations, changes in its partners’ capital, and the financial data highlights for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

March 30, 2009

A member firm of
Deloitte Touche Tohmatsu

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:

Equity in commodity futures trading accounts:
Cash (includes restricted cash of $3,079,224 for 2008 and $26,426,863 for 2007)	$230,516,339	$230,559,475
Net unrealized profit on open contracts	4,496,162	7,570,860
Accrued interest	9,572	625,818
Due from MLAI	—	17,001
Filing fees receivable	110,738	—

TOTAL ASSETS	$235,132,811	$238,773,154

LIABILITIES AND PARTNERS’ CAPITAL

LIABILITIES:

Brokerage commissions payable	$1,077,487	$1,093,977
Profit Shares payable	13,744,964	538,379
Administrative and filing fees payable	48,977	70,559
Redemptions payable	4,704,396	11,315,876
Due to Affiliate	2,293	—
Total liabilities	19,578,117	13,018,791

PARTNERS’ CAPITAL:

General Partner (13,916 Units and 13,916 Units)	4,367,587	3,483,352
Limited Partners (672,247 Units and 887,137 Units)	211,187,107	222,271,011

Total partners’ capital	215,554,694	225,754,363

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$235,132,811	$238,773,154

NET ASSET VALUE PER UNIT
(Based on 686,163 and 901,053 Units outstanding; unlimited Units authorized)	$314.1450	$250.5500

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

	2008	2007	2006
TRADING PROFIT (LOSS):

Realized	$81,364,923	$13,343,726	$37,752,945
Change in unrealized	(3,074,698)	(1,451,441)	(5,477,059)

Total trading profit (loss)	78,290,225	11,892,285	32,275,886

INVESTMENT INCOME:

Interest	3,585,936	13,248,150	17,187,972

EXPENSES:

Brokerage commissions	13,184,374	16,351,736	19,872,678
Profit Shares	15,939,202	671,266	49,055
Administrative and filing fees	600,956	993,261	1,153,304

Total expenses	29,724,532	18,016,263	21,075,037

NET INVESTMENT INCOME (LOSS)	(26,138,596)	(4,768,113)	(3,887,065)

NET INCOME (LOSS)	$52,151,629	$7,124,172	$28,388,821

NET INCOME (LOSS) PER UNIT:

Weighted average number of General Partner and Limited Partner Units outstanding	806,441	1,214,651	1,537,973

Net income (loss) per weighted average General Partner and Limited Partner Unit	$64.67	$5.87	$18.46

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

	Units	General Partner	Limited Partners	Total

PARTNERS’ CAPITAL, DECEMBER 31, 2005	1,770,230	$5,928,997	$390,900,141	$396,829,138

Subscriptions	21,575	—	5,048,863	5,048,863

Net income	—	302,107	28,086,714	28,388,821

Redemptions	(446,808)	(2,623,711)	(101,470,541)	(104,094,252)

PARTNERS’ CAPITAL, DECEMBER 31, 2006	1,344,997	3,607,393	322,565,177	326,172,570

Subscriptions	9,109	—	2,223,503	2,223,503

Net income	—	109,956	7,014,216	7,124,172

Redemptions	(453,053)	(233,997)	(109,531,885)	(109,765,882)

PARTNERS’ CAPITAL, DECEMBER 31, 2007	901,053	3,483,352	222,271,011	225,754,363

Subscriptions	18,634	—	5,149,267	5,149,267

Net income	—	884,235	51,267,394	52,151,629

Redemptions	(233,524)	—	(67,500,565)	(67,500,565)

PARTNERS’ CAPITAL, DECEMBER 31, 2008	686,163	$4,367,587	$211,187,107	$215,554,694

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

FINANCIAL DATA HIGHLIGHTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 and 2006

The following per Unit data and ratios have been derived from information provided in the financial statements.

	2008	2007	2006

Per Unit Operating Performance:

Net asset value, beginning of year	$250.55	$242.51	$224.17

Realized trading profit (loss)	101.68	15.47	24.28
Change in unrealized	(5.79)	(3.46)	(3.48)
Interest income	4.31	10.77	11.23
Expenses (1)	(36.60)	(14.74)	(13.69)

Net asset value, end of year	$314.15	$250.55	$242.51

Total Return:

Total return (2)	25.38%	3.31%	8.18%

Ratios to Average Partners' Capital (1):

Expenses (2)	13.22%	6.24%	5.95%
Net investment loss	-11.62%	-1.65%	-1.10%

(1) Includes the impact of brokerage commission expenses.

(2) Includes the impact of Performance fees of -7.20%, -0.33% and -0.01%, respectively.

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ML Select Futures I L.P. (the “Partnership”) was organized under the Delaware Revised Uniform Partnership Act in August 1995 and commenced trading activities on April 16, 1996. The Partnership issues new units of limited partner interest (“Units”) at Net Asset Value as of the beginning of each calendar month. The Partnership engages in the speculative trading of futures, options on futures and forward contracts on a wide range of commodities. Sunrise Capital Partners, LLC (“Sunrise”) is the trading advisor of the Partnership. Merrill Lynch Alternative Investments LLC (“MLAI”), is the general partner of the Partnership. MLAI is an indirect wholly–owned subsidiary of Merrill Lynch & Co., Inc. (“Merrill Lynch”). Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a wholly–owned subsidiary of Merrill Lynch, is the Partnership’s commodity broker.  MLAI has agreed to maintain a general partner’s interest of at least 1% of the total capital in the Partnership.  MLAI and each Limited Partner share in the profits and losses of the Partnership in proportion to their respective interests in it.

Effective January 1, 2009, Merrill Lynch & Co., Inc. became a wholly–owned subsidiary of Bank of America Corporation pursuant to a merger agreement.

Interests in the Partnership are not insured or otherwise protected by the Federal Deposit Insurance Corporation or any other government authority.  Interests are not deposits or other obligations of, and are not guaranteed by, Bank of America Corporation or any of its affiliates or by any bank.  Interests are subject to investment risks, including the possible loss of the full amount invested.

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

Revenue Recognition

Commodity futures, options on futures and forward contract transactions are recorded on the trade date and open contracts are reflected in Net unrealized profit (loss) on open contracts in the Statements of Financial Condition as the difference between the original contract value and the market value (for those commodity interests for which market quotations are readily available) or at fair value.  The change in unrealized profit (loss) on open contracts from one period to the next is reflected in Change in unrealized in the Statements of Operations.

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

Operating Expenses and Selling Commissions

MLAI pays all routine operating expenses excluding the State of New Jersey and State of New York filing fees (which are borne by the Partnership) but including legal, accounting, printing, postage and similar administrative expenses of the Partnership.  MLAI receives an administrative fee as well as a portion of the brokerage commissions paid to MLPF&S by the Partnership (see Note 4).

No selling commissions have been or are paid directly by the Limited Partners.  All selling commissions are paid by MLAI.

Cash at Broker

A portion of the assets maintained at MLPF&S is restricted cash required to meet maintenance margin requirements. Included in cash deposits with the broker at December 31, 2008 and 2007 is restricted cash for margin requirements of $3,079,224 and $26,426,863, respectively.

Income Taxes

No provision for income taxes has been made in the accompanying financial statements as each Partner is individually responsible for reporting income or loss based on such Partner’s share of the Partnership’s income and expenses as reported for income tax purposes.

Distributions

The Limited Partners are entitled to receive, equally per Unit, any distributions which may be made by the Partnership.  No such distributions have been declared for the years ended December 31, 2008, 2007 or 2006.

Subscriptions

Currently, the fund is closed to new investors.  Existing investors only are allowed to add to their existing positions.  Units are offered as of the close of business at the end of each month.  Units are purchased as of the first business day of any month at Net Asset Value, but the subscription request must be submitted at least three calendar days before the end of the preceding month.  Subscriptions submitted less than three days before the end of a month will be applied to Unit subscriptions as of the beginning of the second month after receipt, unless revoked by MLAI.

Redemptions

A Limited Partner may redeem some or all of such Partner’s Units at Net Asset Value as of the close of business on the last business day of any calendar month upon ten days’ notice (“notice period”). Units redeemed on or before the end of the twelfth full month after purchase will be assessed an early redemption charge of 4% of their Net Asset Value as of the date of redemption.  If an investor makes multiple investments in the Partnership, investments are treated on a first–in, first–out basis in determining whether a redemption charge is applicable. Redemption charges are subtracted from redemption proceeds and paid to MLAI.

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

2.                     CONDENSED SCHEDULE OF INVESTMENTS

The Partnership’s investments, defined as Net unrealized profit (loss) on open contracts on the Statements of Financial Condition, as of December 31, 2008 and 2007, are as follows:

2008	Long Positions			Short Positions			Net Unrealized
Commodity Industry Sector	Number of Contracts	Unrealized Profit (Loss)	Percent of Partners' Capital	Number of Contracts	Unrealized Profit (Loss)	Percent of Partners' Capital	Profit (Loss) on Open Positions	Percent of Partners' Capital	Maturity Dates

Agriculture	—	$—	0.00%	(265)	$(67,707)	-0.03%	$(67,707)	-0.03%	March 09
Currencies	1,979,398	465,793	0.22%	(1,126,285)	(1,811,557)	-0.84%	(1,345,764)	-0.62%	March 09
Interest rates	550	2,010,634	0.93%	—	—	0.00%	2,010,634	0.93%	March 09 - December 09
Energy	—	—	0.00%	(59)	238,129	0.11%	238,129	0.11%	February 09 - June 09
Metals	131	(2,830,888)	-1.31%	(182)	6,510,691	3.02%	3,679,803	1.71%	January 09 - March 09
Stock indices	—	—	0.00%	(6)	(18,933)	-0.01%	(18,933)	-0.01%	March 09

Total		$(354,461)	-0.16%		$4,850,623	2.25%	$4,496,162	2.09%

2007	Long Positions			Short Positions			Net Unrealized
Commodity Industry Sector	Number of Contracts	Unrealized Profit (Loss)	Percent of Partners' Capital	Number of Contracts	Unrealized Profit (Loss)	Percent of Partners' Capital	Profit (Loss) on Open Positions	Percent of Partners' Capital	Maturity Dates

Agriculture	817	$867,040	0.38%	—	$—	0.00%	$867,040	0.38%	March 08
Currencies	542,830	(2,307,031)	-1.02%	(6,499,625)	1,998,163	0.89%	(308,868)	-0.14%	March 08
Interest rates	3,427	1,560,466	0.69%	(1,230)	(270,050)	-0.12%	1,290,416	0.57%	March 08 - December 08
Energy	394	2,823,271	1.25%	—	—	0.00%	2,823,271	1.25%	January 08 - March 08
Metals	142	10,748	0.00%	(484)	1,428,066	0.63%	1,438,814	0.64%	Febuary 08 - March 08
Stock indices	117	178,051	0.08%	(291)	1,282,136	0.57%	1,460,187	0.65%	March 08

Total		$3,132,545	1.38%		$4,438,315	1.97%	$7,570,860	3.35%

No individual contract’s unrealized profit or loss comprised greater than 5% of the Partners’ Capital as of December 31, 2008 and 2007.

3.               FAIR VALUE OF INVESTMENTS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Partnership adopted FAS 157 as of January 1, 2008. The adoption of FAS 157 did not have a material impact on the Partnership’s financial statements.

Fair value of an investment is the amount that would be received to sell the investment in an orderly transaction between market participants at the measurement date (i.e. the exit price).

FAS 157 established a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I — Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I are publicly traded investments. As required by FAS 157, the Partnership does not adjust the quoted price for these investments even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of generally accepted and understood models or other valuation methodologies. Investments which are generally included in this category are investments valued using market data.

Level III — Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. Fair value for these investments are determined using valuation methodologies that consider a range of factors, including but not limited to the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant management judgment. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed. Investments that are included in this category generally are privately held debt and equity securities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. MLAI’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table summarizes the valuation of the Partnership’s investment by the above FAS 157 fair value hierarchy levels as of December 31, 2008.

	Total	Level I	Level II	Level III
Net unrealized profit (loss) on open contracts	$4,496,162	$4,496,162	N/A	N/A

4.               RELATED PARTY TRANSACTIONS

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

Until 2007, the Partnership reimbursed MLAI for payment of the actual State of New Jersey annual filing fee (“NJ filing fees”) assessed on a per partner basis.  Filing fees receivable represents refunds on such payments.  MLAI no longer pays the NJ filing fees on behalf of the Partnership. The Partnership will also pay any State of New York filing fees for calendar year 2008 and beyond.

MLPF&S pays Sunrise a monthly consulting fee of 0.083 of 1% (a 1% annual rate) of the month-end trading assets, after reduction for a portion of the brokerage commissions.

5.               ADVISORY AGREEMENT

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

6.   WEIGHTED AVERAGE UNITS

The weighted average number of Units outstanding is computed for purposes of calculating net income (loss) per weighted average Unit.  The weighted average number of Units outstanding for the years ended December 31, 2008, 2007 and 2006 equaled the Units outstanding as of such date, adjusted proportionately for Units sold or redeemed based on the respective length of time each was outstanding during such year.

 7.    RECENT ACCOUNTING PRONOUNCEMENTS

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment to FASB Statement No. 133 (“FAS 161”). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. Currently, the Partnership is evaluating the implications of FAS 161 on its financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”). FAS 162 identifies the sources of accounting principles and the framework for selecting the accounting principles used in preparing financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. Currently, U.S. GAAP hierarchy is provided in the American Institute of Certified Public Accountants U.S. Auditing Standards (“AU”) Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”.  The Partnership does not expect the adoption of FAS 162 to have an impact on its financial statements.

8.         MARKET AND CREDIT RISKS

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