Form 10-K, Exhibit 13
period 2009-12-31
ML SELECT FUTURES I LP
filed 2010-03-31
CIK 1100878

Exhibit 13.01

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

Financial Statements as of and for the years ended

December 31, 2009, 2008 and 2007

and Report of  Independent Registered Public
Accounting Firms

ML Select Futures I L.P.

(A Delaware Limited Partnership)

Report of Independent Registered Public Accounting Firm

To the Partners of

ML Select Futures I L.P.:

In our opinion, the accompanying statement of financial condition, and the related statements of operations, changes in partners’ capital, and financial data highlights present fairly, in all material respects, the financial position of ML Select Futures I L.P. at December 31, 2009, and the results of its operations, changes in its partners’ capital, and financial data highlights for the year then ended, in conformity with accounting principles generally accepted in the United States of America.  These financial statements and the financial data highlights (hereafter referred to as the “financial statements”) are the responsibility of the Fund’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

March 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

ML Select Futures I L.P.:

We have audited the accompanying statement of financial condition of ML Select Futures I L.P. (the “Fund”), as of December 31, 2008, and the related statements of operations, changes in partners’ capital, and the financial data highlights for each of the two years in the period ended December 31, 2008. These financial statements and financial data highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial data highlights based on our audits.

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

In our opinion, the financial statements and financial data highlights referred to above present fairly, in all material respects, the financial position of ML Select Futures I L.P. as of December 31, 2008, the results of its operations, changes in its partners’ capital, and the financial data highlights for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

March 30, 2009

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:

Equity in commodity futures trading accounts:
Cash (includes restricted cash of $16,490,479 for 2009 and $3,079,224 for 2008)	$192,662,134	$230,516,339
Net unrealized profit on open contracts	3,860,156	4,496,162
Cash and cash equivalents	431,040	—
Accrued interest receivable	10,510	9,572
Filing fees receivable	—	110,738

TOTAL ASSETS	$196,963,840	$235,132,811

LIABILITIES AND PARTNERS’ CAPITAL

LIABILITIES:

Brokerage commissions payable	$902,720	$1,077,487
Profit Shares payable	2,107,846	13,744,964
Administrative and filing fees payable	51,532	48,977
Redemptions payable	936,443	4,704,396
Due to Affiliate	—	2,293
Total liabilities	3,998,541	19,578,117

PARTNERS’ CAPITAL:

General Partner (13,916 Units and 13,916 Units)	4,459,788	4,367,587
Limited Partners (588,190 Units and 672,247 Units)	188,505,511	211,187,107

Total partners’ capital	192,965,299	215,554,694

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$196,963,840	$235,132,811

NET ASSET VALUE PER UNIT
(Based on 602,106 and 686,163 Units outstanding; unlimited Units authorized)	$320.4839	$314.1450

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	2009	2008	2007
TRADING PROFIT (LOSS):

Realized, net	$16,697,398	$81,364,923	$13,343,726
Change in unrealized, net	(636,006)	(3,074,698)	(1,451,441)

Total trading profit (loss)	16,061,392	78,290,225	11,892,285

INVESTMENT INCOME:

Interest	326,337	3,585,936	13,248,150

EXPENSES:

Brokerage commissions	10,958,446	13,184,374	16,351,736
Profit Shares	2,137,349	15,939,202	671,266
Administrative and filing fees	241,215	600,956	993,261

Total expenses	13,337,010	29,724,532	18,016,263

NET INVESTMENT INCOME (LOSS)	(13,010,673)	(26,138,596)	(4,768,113)

NET INCOME (LOSS)	$3,050,719	$52,151,629	$7,124,172

NET INCOME (LOSS) PER UNIT:

Weighted average number of General Partner and Limited Partner Units outstanding	853,125	806,441	1,214,651

Net income (loss) per weighted average General Partner and Limited Partner Unit	$3.58	$64.67	$5.87

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

		General	Limited
	Units	Partner	Partners	Total

PARTNERS’ CAPITAL, DECEMBER 31, 2006	1,344,997	3,607,393	322,565,177	326,172,570

Subscriptions	9,109	—	2,223,503	2,223,503

Net income	—	109,956	7,014,216	7,124,172

Redemptions	(453,053)	(233,997)	(109,531,885)	(109,765,882)

PARTNERS’ CAPITAL, DECEMBER 31, 2007	901,053	3,483,352	222,271,011	225,754,363

Subscriptions	18,634	—	5,149,267	5,149,267

Net income	—	884,235	51,267,394	52,151,629

Redemptions	(233,524)	—	(67,500,565)	(67,500,565)

PARTNERS’ CAPITAL, DECEMBER 31, 2008	686,163	$4,367,587	$211,187,107	$215,554,694

Subscriptions	12,962	—	3,974,755	3,974,755

Net income	—	92,201	2,958,518	3,050,719

Redemptions	(97,019)	—	(29,614,869)	(29,614,869)

PARTNERS’ CAPITAL, DECEMBER 31, 2009	602,106	$4,459,788	$188,505,511	$192,965,299

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

FINANCIAL DATA HIGHLIGHTS

FOR THE YEARS ENDED December 31, 2009, 2008 and 2007

The following per Unit data and ratios have been derived from information provided in the financial statements.

	2009	2008	2007

Per Unit Operating Performance:

Net asset value, beginning of year	$314.15	$250.55	$242.51

Net realized trading profit (loss)	27.26	101.68	15.47
Change in unrealized, net	(0.42)	(5.79)	(3.46)
Interest income	0.50	4.31	10.77
Expenses (1)	(21.01)	(36.60)	(14.74)

Net asset value, end of year	$320.48	$314.15	$250.55

Total Return:

Total return (2)	2.60%	25.38%	3.31%

Ratios to Average Partners’ Capital (1):

Expenses (2)	6.16%	13.22%	6.24%
Net investment loss	-6.00%	-11.62%	-1.65%

(1) Includes the impact of brokerage commission expenses.

(2) Includes the impact of Performance fees of -1.08%, -7.20% and -0.33%, respectively.

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

MLAI is an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. (“Merrill Lynch”). Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a wholly-owned subsidiary of Merrill Lynch, is the Partnership’s commodity broker.  MLAI has agreed to maintain a general partner’s interest of at least 1% of the total capital in the Partnership.  MLAI and each Limited Partner share in the profits and losses of the Partnership in proportion to their respective interests in it. On September 15, 2008, Merrill Lynch entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 dated as of October 21, 2008, the “Merger Agreement”) with Bank of America Corporation (“Bank of America”). Pursuant to the Merger Agreement, on January 1, 2009, a wholly-owned subsidiary of Bank of America merged with and into Merrill Lynch, with Merrill Lynch continuing as the surviving corporation and a subsidiary of Bank of America.

Interests in the Partnership are not insured or otherwise protected by the Federal Deposit Insurance Corporation or any other government authority.  Interests are not deposits or other obligations of, and are not guaranteed by, Bank of America Corporation or any of its affiliates or by any bank.  Interests are subject to investment risks, including the possible loss of the full amount invested.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates. Certain prior year items have been reclassified to conform to the current year presentation.

Statement of Cash Flows

The Partnership is not required to provide a Statement of Cash Flows.

Revenue Recognition

Commodity futures, options on futures and forward contract transactions are recorded on trade date. Open contracts are reflected in Net unrealized profit (loss) on open contracts in the Statements of Financial Condition as the difference between the original contract value and the market value (for those commodity interests for which market quotations are readily available) or at fair value.  The change in unrealized profit (loss) on open contracts from one period to the next is reflected in Change in unrealized under Trading profit (loss) in the Statements of Operations.

Foreign Currency Transactions

The Partnership’s functional currency is the U.S. dollar; however, it transacts business in U.S. dollars and currencies other than the U.S. dollar.  Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the dates of the Statements of Financial Condition.  Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the year.  Gains and losses resulting from the translation to U.S. dollars are included in Trading Profit(Loss) in the Statements of Operations.

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

Cash and Cash equivalents

The Partnership considers all highly liquid investments, with a maturity of three months or less when acquired, to be cash equivalents. Cash equivalents were recorded at amortized cost which approximated fair value (Level II see Note 3). Cash was held at a nationally recognized financial institution.

Cash at Broker / Equity in Commodity Futures Trading Accounts

A portion of the assets maintained at MLPF&S is restricted cash required to meet maintenance margin requirements.

Income Taxes

No provision for income taxes has been made in the accompanying financial statements as each Limited Partner is individually responsible for reporting income or loss based on such Partner’s share of the Partnership’s income and expenses as reported for income tax purposes.

The Partnership follows the ASC guidance on accounting for uncertainty in income taxes.  This guidance provides how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.  This guidance also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership’s financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority.  Tax positions with respect to tax at the Partnership level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current year.  MLAI has analyzed the Partnership’s tax positions and has concluded that no provision for income tax is required in the Partnership’s financial statements. The following are the major tax jurisdictions for the Partnership and the earliest tax year subject to examination: United States — 2006.

Distributions

The Limited Partners are entitled to receive, equally per Unit, any distributions which may be made by the Partnership.  No such distributions have been declared for the years ended December 31, 2009, 2008 or 2007.

Subscriptions

Currently, the Partnership is closed to new investors.  Existing investors only are allowed to add to their existing positions.  Units are offered as of the close of business at the end of each month.  Units are purchased as of the first business day of any month at Net Asset Value, but the subscription request must be submitted at least three calendar days before the end of the preceding month.  Subscriptions submitted less than three days before the end of a month will be applied to Unit subscriptions as of the beginning of the second month after receipt, unless revoked by MLAI.

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

2.               CONDENSED SCHEDULE OF INVESTMENTS

The Partnership’s investments, defined as Net unrealized profit (loss) on open contracts on the Statements of Financial Condition, as of December 31, 2009 and 2008, are as follows:

2009

	Long Positions			Short Positions			Net Unrealized
Commodity Industry	Number of	Unrealized	Percent of	Number of	Unrealized	Percent of	Profit (Loss)	Percent of
Sector	Contracts	Profit (Loss)	Partners’ Capital	Contracts	Profit (Loss)	Partners’ Capital	on Open Positions	Partners’ Capital	Maturity Dates

Agriculture	940	$1,069,772	0.55%	(158)	$144,174	0.07%	$1,213,946	0.62%	March 10
Currencies	712,875,032	(1,504,842)	-0.78%	(613,875,032)	(245,497)	-0.13%	(1,750,339)	-0.91%	March 10
Interest rates	343	(275,733)	-0.14%	—	—	0.00%	(275,733)	-0.14%	March 10 - December 10
Energy	431	2,095,589	1.09%	—	—	0.00%	2,095,589	1.09%	February 10 - June 10
Metals	661	1,479,680	0.77%	(38)	(41,672)	-0.02%	1,438,008	0.75%	January 10 - March 10
Stock indices	1,034	1,138,685	0.59%	—	—	0.00%	1,138,685	0.59%	March 10

Total		$4,003,151	2.08%		$(142,995)	-0.08%	$3,860,156	2.00%

2008

	Long Positions			Short Positions
Commodity Industry	Number of	Unrealized	Percent of	Number of	Unrealized	Percent of	Profit (Loss)	Percent of
Sector	Contracts	Profit (Loss)	Partners’ Capital	Contracts	Profit (Loss)	Partners’ Capital	on Open Positions	Partners’ Capital	Maturity Dates

Agriculture	—	$—	0.00%	(265)	$(67,707)	-0.03%	$(67,707)	-0.03%	March 09
Currencies	1,979,398	465,793	0.22%	(1,126,285)	(1,811,557)	-0.84%	(1,345,764)	-0.62%	March 09
Interest rates	550	2,010,634	0.93%	—	—	0.00%	2,010,634	0.93%	March 09 - December 09
Energy	—	—	0.00%	(59)	238,129	0.11%	238,129	0.11%	February 09 - June 09
Metals	131	(2,830,888)	-1.31%	(182)	6,510,691	3.02%	3,679,803	1.71%	January 09 - March 09
Stock indices	—	—	0.00%	(6)	(18,933)	-0.01%	(18,933)	-0.01%	March 09

Total		$(354,461)	-0.16%		$4,850,623	2.25%	$4,496,162	2.09%

No individual contract’s unrealized profit or loss comprised greater than 5% of the Partners’ Capital as of December 31, 2009 and 2008.

3.               FAIR VALUE OF INVESTMENTS

The FASB’s ASC’s provide authoritative guidance on fair value measurement. This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Fair value of an investment is the amount that would be received to sell the investment in an orderly transaction between market participants at the measurement date (i.e. the exit price).  All investments interests (including derivative financial instruments and derivative commodity instruments) are held for trading purposes.  The investments are recorded on trade date and open contracts are recorded at fair value (described below) at the measurement date. Investments denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the measurement date.  Gains or losses are realized when contracts are liquidated.  Unrealized gains or losses on open contracts are included in Equity in commodity futures trading account.  Any change in net unrealized gain or loss from the preceding year is reported in the Statements of Operations.

The fair value measurement established a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I — Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I are publicly traded investments. As required by the fair market measurement, the Partnership does not adjust the quoted price for these investments even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price.

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

Following is a description of the valuation methodologies used for investments, as well as the general classification of such investments pursuant to the valuation hierarchy.

Exchange traded investments are fair valued by the Partnership by using the reported closing price on the primary exchange where it trades such investments. These closing prices are observed through the clearing broker and third party pricing services. For non-exchange traded investments, quoted values and other data provided by nationally recognized independent pricing sources are used as inputs into its process for determining fair values.

The independent pricing sources obtain market quotations and actual transaction prices for securities that have quoted prices in active markets. Each source has its own proprietary method for determining the fair value of securities that are not actively traded. In general, these methods involve the use of “matrix pricing” in which the independent pricing source uses observable market inputs including, but not limited to, investment yields, credit risks and spreads, benchmarking of like securities, broker-dealer quotes, reported trades and sector groupings to determine a reasonable fair market value.

The Partnership has determined that Level I securities would include all of its futures and options contracts where it believes that quoted prices are available in an active market.

Where the Partnership believes that quoted market prices are not available or that the market is not active, fair values are estimated by using quoted prices of securities with similar characteristics, pricing models or matrix pricing and these are generally classified as Level II securities. The Partnership determined that Level II securities would include its forward contracts.

The Partnership’s net unrealized profit (loss) on open forward and futures contracts as of December 31, 2009 and 2008 are as follows:

December 31, 2009	Unrealized Long Positions	Unrealized Short Positions	Total
Futures	5,507,993	$102,502	$5,610,495
Forwards	(1,504,842)	(245,497)	(1,750,339)
Total	$4,003,151	$(142,995)	$3,860,156

December 31, 2008	Unrealized Long Positions	Unrealized Short Positions	Total
Futures	$(820,254)	$6,662,180	$5,841,926
Forwards	465,793	(1,811,557)	(1,345,764)
Total	$(354,461)	$4,850,623	$4,496,162

The Partnership’s volume of trading forwards and futures as of the end of this year is representative of the activity throughout the year.

The following table summarizes the valuation of the Partnership’s investment by the above fair value hierarchy levels as of December 31, 2009 and 2008:

Net unrealized
profit (loss)
on open contracts	Total	Level I	Level II	Level III

December 31, 2009	$3,860,156	$2,575,045	$1,285,111	$—
December 31, 2008	$4,496,162	$4,496,162	$—	$—

As of January 1, 2009, the Partnership adopted the FASB’s guidance on disclosures about derivative instruments and hedging activities which requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This guidance only expands the disclosure requirements for derivative instruments and related hedging activities and has no impact on Statements of Financial Condition or Statements Operations or Statements of Changes in Partners’ Capital.

The Partnership engages in the speculative trading of futures, options on futures and forward contracts on a wide range of commodities. Such contracts meet the definition of a derivative as noted in the guidance for derivatives and hedging. The fair value amounts of and the gains and losses on derivative instruments is disclosed in the statements of financial condition and statements of operations, respectively. There are no credit related contingent features embedded in these derivative contracts.

The following table indicates the trading gains and losses, by commodity industry sector, on derivative instruments for the year ended December 31, 2009

Commodity Industry	Gain (loss)
Sector	from trading

Agriculture	$1,848,990
Currencies	(1,176,863)
Energy	2,501,445
Interest rates	(1,743,507)
Metals	10,192,213
Stock indices	4,439,114

Total	$16,061,392

The Partnership is subject to the risk of insolvency of a counterparty, an exchange, a clearinghouse or MLPF&S.  Partnership assets could be lost or impounded during lengthy bankruptcy proceedings.  Were a substantial portion of the Partnership’s capital tied up in a bankruptcy or other similar types of proceedings, MLAI might suspend or limit trading, perhaps causing the Partnership to miss significant profit opportunities.  There are increased risks in dealing with unregulated trading counterparties including the risk that assets may not benefit from the protection afforded to “customer funds” deposited with regulated dealers and brokers.

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

Until 2007, the Partnership reimbursed MLAI for payment of the actual State of New Jersey annual filing fee (“NJ filing fees”) assessed on a per partner basis.  Filing fees receivable represents refunds on such payments.   The Partnership pays all filing fees directly and no longer reimburses MLAI for such disbursements.

MLPF&S pays Sunrise a monthly consulting fee of 0.083 of 1% (a 1% annual rate) of the month-end trading assets, after reduction for a portion of the brokerage commissions.

Brokerage Commissions and Interest as seen on the Statements of Operations are all received from or paid to related parties.

The Fund holds cash at an unaffiliated bank which invests such cash in a money market fund which is managed by BlackRock, a related party to MLAI.  The Cash and cash equivalents as seen on the Statements of Financial Condition is the amount held by the related party.

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

Profit Shares equal to 23% of any New Trading Profit, as defined in the limited partnership agreement, as of the end of each calendar year are paid to Sunrise.  Profit Shares are also paid out in respect of Units redeemed (to the extent they exceed the number of Units purchased) as of the end of interim months during a calendar year, to the extent of the applicable percentage of any New Trading Profit attributable to such Units.

6.               WEIGHTED AVERAGE UNITS

The weighted average number of Units outstanding is computed for purposes of calculating net income (loss) per weighted average Unit.  The weighted average number of Units outstanding for the years ended December 31, 2009, 2008 and 2007 equaled the Units outstanding as of such date, adjusted proportionately for Units sold or redeemed based on the respective length of time each was outstanding during such year.

7.     RECENT ACCOUNTING PRONOUNCEMENTS

In July 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, Generally Accepted Accounting Principles, (ASC 105), which approved the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative nongovernmental GAAP. The Codification is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included in the Codification are considered nonauthoritative. ASC 105 was not intended to change the accounting literature and did not impact the Partnership’s financial condition or results of operations.  All accounting references within this report are in accordance with the new Codification.

In April 2009, the FASB issued guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. This guidance provides additional guidance for estimating fair value in accordance with FASB guidance on fair value measurements, when the volume and level of activity for the asset or liability have significantly decreased. This guidance also identifies circumstances that indicate a transaction is not orderly. The guidance emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The guidance also contains enhanced disclosure requirements whereby fair value disclosures as well as certain disaggregated information will be disclosed. The adoption of this guidance had no impact on the financial statements.

In September 2009, the FASB issued Accounting Standards Update No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (the “ASU 2009-12”), which is effective for interim or annual financial periods ending after December 15, 2009.  The adoption of this guidance had no impact on the financial statements.

In January 2010, the FASB issued an update to the fair value measurements disclosure. Pursuant to this update, additional disclosures in the financial statements relating to transfers in and out of Levels 1 and 2 fair value measurements and separate disclosure of purchases, sales, issuances, and settlements in Level 3 roll forward, will be required. In addition, this update provides clarifications on i) the level of aggregation of classes of assets and liabilities disclosed in the fair value measurement disclosures and ii) disclosures relating to the inputs and valuation techniques for Level 2 and Level 3 fair value measurements. The new disclosures and clarifications of existing disclosures are effective for annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the Level 3 roll forward which are effective for fiscal years beginning after December 15, 2010. This update further enhances the fair value disclosures and the General Partner has determined that the adoption of this update would not have a material impact to the Partnership’s financial statements.

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

Indemnifications

In the normal course of business, the Fund has entered, or may in the future enter into agreements that obligate the Fund to indemnify third parties, including affiliates of the Fund, for breach of certain representations and warranties made by the Fund. No claims have actually been made with respect to such indemnities and any quantification would involve hypothetical claims that have not been made. Based on the Fund’s experience, MLAI expected the risk of loss to be remote and, therefore, no provision has been recorded.

9.               SUBSEQUENT EVENT

Management has evaluated the impact of subsequent events on the Fund and has determined that there were no subsequent events that require adjustments to, or disclosure in, the financial statements.

*     *     *     *     *     *     *     *     *     *      *

To the best of the knowledge and belief of the

undersigned, the information contained in this

report is accurate and complete.

Barbra E. Kocsis
Chief Financial Officer
Merrill Lynch Alternative Investments LLC
General Partner of
ML Select Futures I L.P.