Form 10-K, Exhibit 13
period 2010-12-31
ML SELECT FUTURES I LP
filed 2011-03-15
CIK 1100878

Exhibit 13.01

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

Financial Statements as of and for the years ended

December 31, 2010, 2009 and 2008 and

Reports of Independent Registered Public Accounting Firms

ML Select Futures I L.P.

(A Delaware Limited Partnership)

Report of Auditors - PWC

Report of Independent Registered Public Accounting Firm

To the Partners of

ML Select Futures I L.P.:

In our opinion, the accompanying statements of financial condition, and the related statements of operations, changes in partners’ capital, and financial data highlights present fairly, in all material respects, the financial position of ML Select Futures I L.P. (the “Partnership”) at December 31, 2010 and December 31, 2009, and the results of its operations, the changes in its partners’ capital and its financial data highlights for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the financial data highlights (hereafter referred to as the “financial statements”) are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

March 15, 2011

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

Report of Auditors — D&T

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

ML Select Futures I L.P.:

We have audited the accompanying statements of operations, changes in partners’ capital and the financial data highlights of ML Select Futures I L.P. (the “Fund”) for the year ended December 31, 2008. These financial statements and financial data highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial data highlights based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial data highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial data highlights referred to above present fairly, in all material respects, the results of operations, changes in partners’ capital and the financial data highlights of ML Select Futures I L.P. for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York
March 15, 2011

A member firm of
Deloitte Touche Tohmatsu

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:

Equity in commodity trading accounts:
Cash (includes restricted cash of $8,492,711 for 2010 and $16,490,479 for 2009)	$147,627,836	$192,662,134
Net unrealized profit on open futures contracts	4,344,222	5,754,338
Net unrealized profit on open forwards contracts	2,172,926	—
Cash and cash equivalents	264,329	431,040
Accrued interest receivable	19,626	10,510

TOTAL ASSETS	$154,428,939	$198,858,022

LIABILITIES AND PARTNERS’ CAPITAL

LIABILITIES:

Net unrealized loss on open futures contracts	$500,182	$1,750,339
Net unrealized loss on open forward contracts	175,650	143,843
Brokerage commissions payable	704,702	902,720
Profit Shares payable	—	2,107,846
Administrative and filing fees payable	32,056	51,532
Redemptions payable	2,560,999	936,443
Total liabilities	3,973,589	5,892,723

PARTNERS’ CAPITAL:

General Partner (13,916 Units and 13,916 Units)	4,006,555	4,459,788
Limited Partners (508,654 Units and 588,190 Units)	146,448,795	188,505,511

Total partners’ capital	150,455,350	192,965,299

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$154,428,939	$198,858,022

NET ASSET VALUE PER UNIT (Based on 522,570 and 602,106 Units outstanding; unlimited Units authorized)	$287.9143	$320.4839

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008
TRADING PROFIT (LOSS):

Realized, net	$(13,126,930)	$16,697,398	$81,364,923
Change in unrealized, net	1,981,160	(636,006)	(3,074,698)

Total trading profit (loss)	(11,145,770)	16,061,392	78,290,225

INVESTMENT INCOME:

Interest	220,830	326,337	3,585,936

EXPENSES:

Brokerage commissions	8,866,475	10,958,446	13,184,374
Profit Shares	—	2,137,349	15,939,202
Administrative and filing fees	392,521	241,215	600,956

Total expenses	9,258,996	13,337,010	29,724,532

NET INVESTMENT INCOME (LOSS)	(9,038,166)	(13,010,673)	(26,138,596)

NET INCOME (LOSS)	$(20,183,936)	$3,050,719	$52,151,629

NET INCOME (LOSS) PER UNIT:

Weighted average number of General Partner and Limited Partner Units outstanding	571,501	853,125	806,441

Net income (loss) per weighted average General Partner and Limited Partner Unit	$(35.32)	$3.58	$64.67

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

		General	Limited
	Units	Partner	Partners	Total

PARTNERS’ CAPITAL, DECEMBER 31, 2007	901,053	3,483,352	222,271,011	225,754,363

Subscriptions	18,634	—	5,149,267	5,149,267

Net income (loss)	—	884,235	51,267,394	52,151,629

Redemptions	(233,524)	—	(67,500,565)	(67,500,565)

PARTNERS’ CAPITAL, DECEMBER 31, 2008	686,163	4,367,587	211,187,107	215,554,694

Subscriptions	12,962	—	3,974,755	3,974,755

Net income (loss)	—	92,201	2,958,518	3,050,719

Redemptions	(97,019)	—	(29,614,869)	(29,614,869)

PARTNERS’ CAPITAL, DECEMBER 31, 2009	602,106	$4,459,788	$188,505,511	$192,965,299

Subscriptions	—	—	—	—

Net income (loss)	—	(453,233)	(19,730,703)	(20,183,936)

Redemptions	(79,536)	—	(22,326,013)	(22,326,013)

PARTNERS’ CAPITAL, DECEMBER 31, 2010	522,570	$4,006,555	$146,448,795	$150,455,350

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

FINANCIAL DATA HIGHLIGHTS

FOR THE YEARS ENDED December 31, 2010, 2009 and 2008

The following per Unit data and ratios have been derived from information provided in the financial statements.

	2010	2009	2008

Per Unit Operating Performance:

Net asset value, beginning of year	$320.48	$314.15	$250.55

Net realized trading profit (loss)	(20.67)	27.26	101.68
Change in unrealized, net	3.89	(0.42)	(5.79)
Interest income	0.39	0.50	4.31
Expenses (1)	(16.18)	(21.01)	(36.60)

Net asset value, end of year	$287.91	$320.48	$314.15

Total Return:

Total return (2)	-10.16%	2.60%	25.38%

Ratios to Average Partners’ Capital (1):

Expenses (2)	5.74%	6.16%	13.22%
Net investment loss	-5.61%	-6.00%	-11.62%

(1) Includes the impact of brokerage commission expenses.

(2) Includes the impact of Performance fees of 0%, -1.08% and -7.20%, respectively.

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

1.               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ML Select Futures I L.P. (the “Partnership”) was organized under the Delaware Revised Uniform Partnership Act in August 1995 and commenced trading activities on April 16, 1996. The Partnership issues new units of limited partner interest (“Units”) at Net Asset Value as of the beginning of each calendar month. The Partnership engages in the speculative trading of futures, options on futures and forward contracts on a wide range of commodities. Sunrise Capital Partners, LLC (“Sunrise” or trading advisor) is the trading advisor of the Partnership.

Merrill Lynch Alternative Investments LLC (“MLAI”or the “general partner”), is the general partner of the Partnership. MLAI is an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. (“Merrill Lynch”). Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a wholly-owned subsidiary of Merrill Lynch, is the Partnership’s commodity broker.  Merrill Lynch is a wholly-owned subsidiary of Bank of America. MLAI has agreed to maintain a general partner’s interest of at least 1% of the total capital in the Partnership.  MLAI and each Limited Partner share in the profits and losses of the Partnership in proportion to their respective interests in it.

Interests in the Partnership are not insured or otherwise protected by the Federal Deposit Insurance Corporation or any other government authority.  Interests are not deposits or other obligations of, and are not guaranteed by, Bank of America Corporation or any of its affiliates or by any bank.  Interests are subject to investment risks, including the possible loss of the full amount invested.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and such differences could be material.

Reclassifications

Certain prior year items have been reclassified to conform to the current year presentation. A reclassification was made to prior year net unrealized profit (loss) on open contracts to the current presentation of disaggregation between futures and forwards.

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

Foreign Currency Transactions

The Partnership’s functional currency is the U.S. dollar; however, it transacts business in U.S. dollars and currencies other than the U.S. dollar.  Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the dates of the Statements of Financial Condition.  Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the year.  Gains and losses resulting from the translation to U.S. dollars are included in Trading Profit (Loss) in the Statements of Operations.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments, with a maturity of three months or less when acquired, to be cash equivalents. Cash equivalents were recorded at amortized cost, as provided by the investment manager of the cash equivalent, which approximated fair value (Level II see Note 3). Cash was held at a nationally recognized financial institution.

Equity in Commodity Trading Accounts

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

The Partnership follows the Accounting Standard Codification (“ASC”) guidance on accounting for uncertainty in income taxes.  This guidance provides how uncertain tax positions should be recognized,

measured, presented and disclosed in the financial statements.  This guidance also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership’s financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority.  Tax positions with respect to tax at the Partnership level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current year.  MLAI has analyzed the Partnership’s tax positions and has concluded that no provision for income tax is required in the Partnership’s financial statements. The following are the major tax jurisdictions for the Partnership and the earliest tax year subject to examination: United States — 2007.

Distributions

The Limited Partners are entitled to receive, equally per Unit, any distributions which may be made by the Partnership.  No such distributions have been declared for the years ended December 31, 2010, 2009 and 2008.

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

2.             CONDENSED SCHEDULE OF INVESTMENTS

The Partnership’s investments, defined as Net unrealized profit (loss) on open contracts on the Statements of Financial Condition, as of December 31, 20010 and 2009, are as follows:

December 31, 2010	Long Positions			Short Positions			Net Unrealized
Commodity Industry	Number of	Unrealized	Percent of	Number of	Unrealized	Percent of	Profit (Loss)	Percent of
Sector	Contracts	Profit (Loss)	Partners’ Capital	Contracts	Profit (Loss)	Partners’ Capital	on Open Positions	Partners’ Capital	Maturity Dates

Agriculture	348	$1,762,786	1.17%	—	$—	0.00%	$1,762,786	1.17%	March 11
Currencies	1,330,860,517	2,355,094	1.57%	(497,146,287)	(171,750)	-0.11%	2,183,344	1.46%	March 11
Interest rates	—	—	0.00%	(780)	(253,496)	-0.17%	(253,496)	-0.17%	March 11 - December 11
Energy	405	757,124	0.50%	(28)	(45,360)	-0.03%	711,764	0.47%	January 11 - February 11
Metals	380	2,127,230	1.41%	(165)	(750,472)	-0.50%	1,376,758	0.91%	January 11 - March 11
Stock indices	530	60,160	0.04%	—	—	0.00%	60,160	0.04%	January 11 - March 11

Total		$7,062,394	4.69%		$(1,221,078)	-0.81%	$5,841,316	3.88%

December 31, 2009	Long Positions			Short Positions			Net Unrealized
Commodity Industry	Number of	Unrealized	Percent of	Number of	Unrealized	Percent of	Profit (Loss)	Percent of
Sector	Contracts	Profit (Loss)	Partners’ Capital	Contracts	Profit (Loss)	Partners’ Capital	on Open Positions	Partners’ Capital	Maturity Dates

Agriculture	940	$1,069,772	0.55%	(158)	$144,174	0.07%	$1,213,946	0.62%	March 10
Currencies	712,875,032	(1,504,842)	-0.78%	(613,875,032)	(245,497)	-0.13%	(1,750,339)	-0.91%	March 10
Interest rates	343	(275,733)	-0.14%	—	—	0.00%	(275,733)	-0.14%	March 10 - December 10
Energy	431	2,095,589	1.09%	—	—	0.00%	2,095,589	1.09%	February 10 - June 10
Metals	661	1,479,680	0.77%	(38)	(41,672)	-0.02%	1,438,008	0.75%	January 10 - March 10
Stock indices	1,034	1,138,685	0.59%	—	—	0.00%	1,138,685	0.59%	March 10

Total		$4,003,151	2.08%		$(142,995)	-0.08%	$3,860,156	2.00%

No individual contract’s unrealized profit or loss comprised greater than 5% of the Partners’ Capital as of December 31, 2010 and 2009.

3.               FAIR VALUE OF INVESTMENTS

The Financial Accounting Standards Board (“FASB”) issued the ASC which provide authoritative guidance on fair value measurement. This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

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

The Partnership’s net unrealized profit (loss) on open forward and futures contracts by the above fair value hierarchy levels for the years ended December 31, 2010 and 2009 are as follows:

Net unrealized profit (loss) on open contracts

2010	Total	Level I	Level II	Level III

Futures
Long	$4,889,468	$4,419,143	$470,325	$—
Short	$(1,045,428)	(294,956)	(750,472)	—
	$3,844,040	$4,124,187	$(280,147)	$—

Forwards
Long	$2,172,926	$—	$2,172,926	$—
Short	$(175,650)	—	(175,650)	—
	$1,997,276	$—	$1,997,276	$—

December 31, 2010	$5,841,316	$4,124,187	$1,717,129	$—

Net unrealized profit (loss) on open contracts

2009	Total	Level I	Level II	Level III

Futures
Long	$4,707,555	$2,430,870	$2,276,685	$—
Short	$102,502	144,177	(41,675)	—
	$4,810,057	$2,575,047	$2,235,010	$—

Forwards
Long	$(704,404)	$—	$(704,404)	$—
Short	$(245,497)	—	(245,497)	—
	$(949,901)	$—	$(949,901)	$—

December 31, 2009	$3,860,156	$2,575,047	$1,285,109	$—

The Partnership’s volume of trading forwards and futures for the years ended December 31, 2010 and 2009, respectively, are representative of the activity throughout the year. There were no transfers to or from Level I or Level II during 2010 and 2009.

The Partnership engages in the speculative trading of futures, options on futures and forward contracts on a wide range of commodities. Such contracts meet the definition of a derivative as noted in the ASC guidance for derivatives and hedging. The fair value amounts of and the gains and losses on derivative instruments is disclosed in the statements of financial condition and statements of operations, respectively. There are no credit related contingent features embedded in these derivative contracts.

The following table indicates the trading profit and losses, by type/commodity industry sector, on derivative instruments for the years ended December 31, 2010 and 2009:

Commodity Industry	December 31, 2010	December 31, 2009
Sector	Gain (loss) from trading	Gain (loss) from trading

Agriculture	$10,848,627	$1,848,990
Currencies	1,131,043	(1,176,863)
Energy	(13,777,007)	2,501,445
Interest rates	2,036,296	(1,743,507)
Metals	(1,837,866)	10,192,213
Stock indices	(9,546,863)	4,439,114

Total	$(11,145,770)	$16,061,392

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

Brokerage Commissions and Interest as presented on the Statements of Operations are all received from or paid to related parties.

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

6.               WEIGHTED AVERAGE UNITS

The weighted average number of Units outstanding is computed for purposes of calculating net income (loss) per weighted average Unit.  The weighted average number of Units outstanding for the years ended December 31, 2010, 2009 and 2008 equaled the Units outstanding as of such date, adjusted proportionately for Units sold or redeemed based on the respective length of time each was outstanding during such year.

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

Indemnifications

In the normal course of business the Fund has entered, or may in the future enter, into agreements that obligate the Fund to indemnify third parties, including affiliates of the Fund, for breach of certain representations and warranties made by the Fund. No claims have actually been made with respect to such indemnities and any quantification would involve hypothetical claims that have not been made. Based on the Fund’s experience, MLAI expected the risk of loss to be remote and, therefore, no provision has been recorded.

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