Form 10-K, Exhibit 13
period 2011-12-31
ML SELECT FUTURES I LP
filed 2012-03-23
CIK 1100878

Exhibit 13.01

ML SELECT FUTURES I L.P.
(A Delaware Limited Partnership)

Financial Statements as of and for the years ended
December 31, 2011, 2010 and 2009
and Report of Independent Registered Public Accounting Firm

ML Select Futures I L.P.

(A Delaware Limited Partnership)

Report of Auditors - PWC

Report of Independent Registered Public Accounting Firm

To the Partners of

ML Select Futures I L.P.:

In our opinion, the accompanying statements of financial condition, and the related statements of operations, changes in partners’ capital, and financial data highlights present fairly, in all material respects, the financial position of ML Select Futures I L.P. (the “Partnership”) at December 31, 2011 and 2010, and the results of its operations, the changes in its partners’ capital and its financial data highlights for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the financial data highlights (hereafter referred to as the “financial statements”) are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 21, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017 T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:

Equity in commodity trading accounts:
Cash (includes restricted cash of $7,624,023 for 2011 and $8,492,711 for 2010)	$122,672,228	$147,627,836
Net unrealized profit on open futures contracts	353,629	4,344,222
Net unrealized profit on open forwards contracts	—	2,172,926
Cash and cash equivalents	468,957	264,329
Accrued interest receivable	—	19,626

TOTAL ASSETS	$123,494,814	$154,428,939

LIABILITIES AND PARTNERS’ CAPITAL

LIABILITIES:

Net unrealized loss on open futures contracts	$175,598	$500,182
Net unrealized loss on open forward contracts	325,173	175,650
Wrap Fee Payable	589,346	736,758
Redemptions payable	3,100,626	2,560,999
Total liabilities	4,190,743	3,973,589

PARTNERS’ CAPITAL:

General Partner (6,000 Units and 13,916 Units)	1,705,074	4,006,555
Limited Partners (413,820 Units and 508,654 Units)	117,598,997	146,448,795

Total partners’ capital	119,304,071	150,455,350

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$123,494,814	$154,428,939

NET ASSET VALUE PER UNIT
(Based on 419,820 and 522,570 Units outstanding; unlimited Units authorized)	$284.1791	$287.9143

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	2011	2010	2009
TRADING PROFIT (LOSS):

Realized, net	$12,292,987	$(13,126,930)	$16,697,398
Change in unrealized, net	(5,988,458)	1,981,160	(636,006)

Total trading profit (loss)	6,304,529	(11,145,770)	16,061,392

INVESTMENT INCOME (EXPENSE):

Interest	85,533	220,830	326,337

EXPENSES:

Wrap fee	7,959,412	9,258,996	11,199,661
Profit Shares	—	—	2,137,349

Total expenses	7,959,412	9,258,996	13,337,010

NET INVESTMENT INCOME (LOSS)	(7,873,879)	(9,038,166)	(13,010,673)

NET INCOME (LOSS)	$(1,569,350)	$(20,183,936)	$3,050,719

NET INCOME (LOSS) PER UNIT:

Weighted average number of General Partner and Limited Partner Units outstanding	476,534	571,501	853,125

Net income (loss) per weighted average General Partner and Limited Partner Unit	$(3.29)	$(35.32)	$3.58

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

		General	Limited
	Units	Partner	Partners	Total

PARTNERS’ CAPITAL, DECEMBER 31, 2008	686,163	4,367,587	211,187,107	215,554,694

Subscriptions	12,962	—	3,974,755	3,974,755

Net income (loss)	—	92,201	2,958,518	3,050,719

Redemptions	(97,019)	—	(29,614,869)	(29,614,869)

PARTNERS’ CAPITAL, DECEMBER 31, 2009	602,106	$4,459,788	$188,505,511	$192,965,299

Subscriptions	—	—	—	—

Net income (loss)	—	(453,233)	(19,730,703)	(20,183,936)

Redemptions	(79,536)	—	(22,326,013)	(22,326,013)

PARTNERS’ CAPITAL, DECEMBER 31, 2010	522,570	$4,006,555	$146,448,795	$150,455,350

Subscriptions	1,952	—	548,696	548,696

Net income (loss)	—	(51,979)	(1,517,371)	(1,569,350)

Redemptions	(104,702)	(2,249,502)	(27,881,123)	(30,130,625)

PARTNERS’ CAPITAL, DECEMBER 31, 2011	419,820	$1,705,074	$117,598,997	$119,304,071

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

FINANCIAL DATA HIGHLIGHTS

FOR THE YEARS ENDED December 31, 2011, 2010 and 2009

The following per Unit data and ratios have been derived from information provided in the financial statements.

	2011	2010	2009

Per Unit Operating Performance:

Net asset value, beginning of year	$287.9143	$320.4839	$314.1450

Net realized trading profit (loss)	25.6427	(20.6680)	27.2622
Change in unrealized, net	(12.8592)	3.8890	(0.4210)
Interest income	0.1716	0.3873	0.5029
Expenses (1)	(16.6903)	(16.1779)	(21.0052)

Net asset value, end of year	$284.1791	$287.9143	$320.4839

Total Return:

Total return (2)	-1.30%	-10.16%	2.60%

Ratios to Average Partners’ Capital (1):

Expenses (2)	5.78%	5.74%	6.16%
Net investment loss	-5.72%	-5.61%	-6.00%

(1) Includes the impact of brokerage commission expenses.

(2) Includes the impact of Performance fees of 0%, 0% and -1.08%, respectively.

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

Merrill Lynch Alternative Investments LLC (“MLAI” or the “Sponsor” or the “General Partner”), is the general partner and sponsor of the Partnership. MLAI is an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. (“Merrill Lynch”). Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a wholly-owned subsidiary of Merrill Lynch, is the Partnership’s commodity broker. Merrill Lynch International Bank is the Partnership’s forward contracts broker. Merrill Lynch is a wholly-owned subsidiary of Bank of America. MLAI has agreed to maintain a general partner’s interest of at least 1% of the total capital in the Partnership.  MLAI and each Limited Partner share in the profits and losses of the Partnership in proportion to their respective interests in it.

Interests in the Partnership are not insured or otherwise protected by the Federal Deposit Insurance Corporation or any other government authority.  Interests are not deposits or other obligations of, and are not guaranteed by, Bank of America Corporation or any of its affiliates or by any bank.  Interests are subject to investment risks, including the possible loss of the full amount invested.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and such differences could be material.

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

Foreign Currency Transactions

The Partnership’s functional currency is the U.S. dollar; however, it may transact business in currencies other than the U.S. dollar.  Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the dates of the Statements of Financial Condition.  Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the year.  Profits and losses resulting from the translation to U.S. dollars are included in Trading profit (loss) in the Statements of Operations of the Partnership.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments, with a maturity of three months or less when acquired, to be cash equivalents. Cash equivalents were recorded at amortized cost, as provided by the investment manager of the cash equivalent, which approximated fair value (Level II as defined in Note 3). Cash was held at a nationally recognized financial institution.

Equity in Commodity Trading Accounts

A portion of the assets maintained at MLPF&S is restricted cash required to meet maintenance margin requirements.

Operating Expenses and Selling Commissions

MLAI pays all routine operating expenses including legal, accounting, printing, postage and similar administrative expenses of the Partnership.  MLAI receives an administrative fee as well as a portion of the brokerage commissions paid to MLPF&S by the Partnership (see Note 4).

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

The Partnership follows the Accounting Standard Codification (“ASC”) guidance on accounting for uncertainty in income taxes.  This guidance provides how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.  This guidance also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership’s financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority.  Tax positions with respect to tax at the Partnership level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current year.  MLAI has analyzed the Partnership’s tax positions and has concluded that no provision for income tax is required in the Partnership’s financial statements. The following are the major tax jurisdictions for the Partnership and the earliest tax year subject to examination: United States — 2008.

Distributions

The Limited Partners are entitled to receive, equally per Unit, any distributions which may be made by the Partnership.  No such distributions have been declared for the years ended December 31, 2011, 2010 and 2009.

Subscriptions

Currently, the Partnership is closed to new investors.  Existing investors only are allowed to add to their existing positions.  Units are offered as of the close of business at the end of each month.  Units are purchased as of the first business day of any month at Net Asset Value, but the subscription request must be submitted at least three calendar days before the end of the preceding month.  Subscriptions submitted less than three calendar days before the end of a month will be applied to Unit subscriptions as of the beginning of the second month after receipt, unless revoked by MLAI.

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

2.      CONDENSED SCHEDULES OF INVESTMENTS

The Partnership’s investments, defined as Net unrealized profit (loss) on open contracts on the Statements of Financial Condition, as of December 31, 2011 and 2010, are as follows:

December 31, 2011

	Long Positions			Short Positions			Net Unrealized
Commodity Industry	Number of	Unrealized	Percent of	Number of	Unrealized	Percent of	Profit (Loss)	Percent of
Sector	Contracts/Notional	Profit (Loss)	Partners’ Capital	Contracts/Notional	Profit (Loss)	Partners’ Capital	on Open Positions	Partners’ Capital	Maturity Dates

Agriculture	—	$—	0.00%	(641)	$(962,910)	-0.81%	$(962,910)	-0.81%	March 12 - June 12
Currencies	36,805,645	467,077	0.39%	(163,173,387)	(178,630)	-0.15%	288,447	0.24%	March 12
Interest rates	378	223,111	0.19%	(285)	3,149	0.00%	226,260	0.19%	March 12 - June 12
Energy	—	—	0.00%	(34)	54,740	0.05%	54,740	0.05%	January 12
Metals	7	(3,993)	0.00%	(269)	113,371	0.10%	109,378	0.10%	February 12 - March 12
Stock indices	—	—	0.00%	(340)	136,943	0.11%	136,943	0.11%	January 12 - March 12

Total		$686,195	0.58%		$(833,337)	-0.70%	$(147,142)	-0.12%

December 31, 2010

	Long Positions			Short Positions			Net Unrealized
Commodity Industry	Number of	Unrealized	Percent of	Number of	Unrealized	Percent of	Profit (Loss)	Percent of
Sector	Contracts/Notional	Profit (Loss)	Partners’ Capital	Contracts/Notional	Profit (Loss)	Partners’ Capital	on Open Positions	Partners’ Capital	Maturity Dates

Agriculture	348	$1,762,786	1.17%	—	$—	0.00%	$1,762,786	1.17%	March 11
Currencies	1,330,860,517	2,355,094	1.57%	(497,146,287)	(171,750)	-0.11%	2,183,344	1.46%	March 11
Interest rates	—	—	0.00%	(780)	(253,496)	-0.17%	(253,496)	-0.17%	March 11 - December 11
Energy	405	757,124	0.50%	(28)	(45,360)	-0.03%	711,764	0.47%	January 11 - February 11
Metals	380	2,127,230	1.41%	(165)	(750,472)	-0.50%	1,376,758	0.91%	January 11 - March 11
Stock indices	530	60,160	0.04%	—	—	0.00%	60,160	0.04%	January 11 - March 11

Total		$7,062,394	4.69%		$(1,221,078)	-0.81%	$5,841,316	3.88%

No individual contract’s unrealized profit or loss comprised greater than 5% of Partners’ Capital as of December 31, 2011 and 2010.

3.              FAIR VALUE OF INVESTMENTS

The Financial Accounting Standards Board (“FASB”) issued the ASC which provides authoritative guidance on fair value measurement. This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Fair value of an investment is the amount that would be received to sell the investment in an orderly transaction between market participants at the measurement date (i.e. the exit price).  All investments (including derivative financial instruments and derivative commodity instruments) are held for trading purposes.  The investments are recorded on trade date and open contracts are recorded at fair value (described below) at the measurement date. Investments denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the measurement date.  Profits or losses are realized when contracts are liquidated.  Unrealized profits or losses on open contracts are included in Equity in commodity trading account on the Statements of Financial Condition.  Any change in net unrealized profit or loss from the preceding year is reported in the Statements of Operations.

The fair value measurement guidance established a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I — Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I are publicly traded investments. As required by the fair market value measurement guidance, the Partnership does not adjust the quoted price for these investments even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of generally accepted and understood models or other valuation methodologies. Investments which are generally included in this category are investments valued using market data.

Level III — Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. Fair value for these investments is determined using valuation methodologies that consider a range of factors, including but not limited to the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant management judgment. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed. Investments that are included in this category generally are privately held debt and equity securities.

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

Where the Partnership believes that quoted market prices are not available or that the market is not active, fair values are estimated by using quoted prices of securities with similar characteristics, pricing models or matrix pricing and these are generally classified as Level II securities. The Partnership determined that Level II securities would include its forward and certain futures contracts.

The Partnership’s net unrealized profit (loss) on open forward and futures contracts, by the above fair value hierarchy levels, for the years ended December 31, 2011 and 2010 are as follows:

2011	Total	Level I	Level II	Level III
Net unrealized profit (loss) on open contracts

Futures
Long	$691,525	$695,518	$(3,993)	$—
Short	$(513,494)	(497,885)	(15,609)	—
	$178,031	$197,633	$(19,602)	$—

Forwards
Long	$(5,330)	$—	$(5,330)	$—
Short	$(319,843)	—	(319,843)	—
	$(325,173)	$—	$(325,173)	$—

December 31, 2011	$(147,142)	$197,633	$(344,775)	$—

2010	Total	Level I	Level II	Level III
Net unrealized profit (loss) on open contracts

Futures
Long	$4,889,468	$4,419,143	$470,325	$—
Short	$(1,045,428)	(294,956)	(750,472)	—
	$3,844,040	$4,124,187	$(280,147)	$—

Forwards
Long	$2,172,926	$—	$2,172,926	$—
Short	$(175,650)	—	(175,650)	—
	$1,997,276	$—	$1,997,276	$—

December 31, 2010	$5,841,316	$4,124,187	$1,717,129	$—

The Partnership’s volume of trading forwards and futures at December 31, 2011 and 2010, respectively, are representative of the activity throughout the year. There were no transfers to or from Level I or Level II during 2011 and 2010.

The Partnership engages in the speculative trading of futures, options on futures and forward contracts on a wide range of commodities. Such contracts meet the definition of a derivative as noted in the ASC guidance for derivatives and hedging. The fair value amounts of and the profits and losses on derivative instruments is disclosed on the Statements of Financial Condition and Statements of Operations, respectively. There are no credit related contingent features embedded in these derivative contracts.

The total notional, contract amount, or number of contracts and fair values of derivative instruments by contract type/commodity sector are disclosed in Note 2, above.

The following table indicates the trading profits and losses, by type/commodity industry sector, on derivative instruments for the years ended December 31, 2011 and 2010:

Commodity Industry Sector	December 31, 2011 Profit (loss) from trading, net	December 31, 2010 Profit (loss) from trading, net

Agriculture	$(2,135,384)	$10,848,627
Currencies	(514,747)	1,131,043
Energy	5,625,300	(13,777,007)
Interest rates	930,413	2,036,296
Metals	5,503,752	(1,837,866)
Stock indices	(3,104,805)	(9,546,863)

Total	$6,304,529	$(11,145,770)

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

4.              RELATED PARTY TRANSACTIONS

The Partnership’s U.S. dollar assets are maintained at MLPF&S. On assets held in U.S. dollars, MLPF&S credits the Partnership with interest at the most favorable rate payable by MLPF&S to accounts of Merrill Lynch affiliates but not less than 75% of such prevailing rate.  The Partnership is credited with interest on any of its assets and net profits actually held by MLPF&S in non-U.S. dollar currencies at a prevailing local rate received by MLPF&S.  MLPF&S may derive certain economic benefit, in excess of the interest, which MLPF&S pays to the Partnership, from possession of such assets.

MLPF&S charges the Partnership, at prevailing local interest rates, for financing realized and unrealized losses on the Partnership’s non-U.S. dollar-denominated positions.  Such amounts are netted against interest income due to the insignificance of such amounts.

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

Wrap Fees and Interest as presented on the Statements of Operations are all received from or paid to related parties.

The Partnership holds cash at an unaffiliated bank which invests such cash in a money market fund which is managed by BlackRock, which was a related party to MLAI for a portion of the year.  The Cash and cash equivalents as seen on the Statements of Financial Condition is the amount held by the related party.

On December 31, 2011 MLAI began to liquidate its position in the Partnership.

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

6.              WEIGHTED AVERAGE UNITS

The weighted average number of Units outstanding is computed for purposes of calculating net income (loss) per weighted average Unit.  The weighted average number of Units outstanding for the years ended December 31, 2011, 2010 and 2009 equals the Units outstanding as of such date, adjusted proportionately for Units sold or redeemed based on the respective length of time each was outstanding during the year.

7.              RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued an update to requirements relating to Fair Value Measurement which represents amendments to achieve common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards. The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.

The amendments that change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements relate to (i) measuring the fair value of the financial instruments that are managed within a portfolio; (ii) application of premium and discount in a fair value measurement; and (iii) additional disclosures about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. MLAI does not believe the adoption of this update will have a material impact on the Partnership’s financial statements.

In December 2011, the FASB issued an update to Disclosures about Offsetting Assets and Liabilities. This update enhances disclosures and provides disclosures about financial instruments and derivative instruments that are either offset on the statement of financial condition or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial condition.  Entities are required to provide both net and gross information for these assets and liabilities.  An entity is required to apply the required disclosures for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.  An entity should provide the disclosures required by this update retrospectively for all comparative periods presented. The Partnership is currently assessing the impact of this update on its financial statements.

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

The credit risk associated with these instruments from counterparty nonperformance is the Net unrealized profit (loss) on open contracts, if any, included in the Statements of Financial Condition.  The Partnership attempts to mitigate this risk by dealing exclusively with Merrill Lynch entities as clearing brokers.

The Partnership, in its normal course of business, enters into various contracts, with MLPF&S acting as its commodity broker.  Pursuant to the brokerage arrangement with MLPF&S (which includes a netting arrangement), to the extent that such trading results in receivables from and payables to MLPF&S, these receivables and payables are offset and reported as a net receivable or payable and included in Equity in commodity trading accounts on the Statements of Financial Condition.

Indemnifications

In the normal course of business the Partnership has entered, or may in the future enter, into agreements that obligate the Partnership to indemnify third parties, including affiliates of the Fund, for breach of certain representations and warranties made by the Partnership. No claims have actually been made with respect to such indemnities and any quantification would involve hypothetical claims that have not been made. Based on the Partnership’s experience, MLAI expected the risk of loss to be remote and, therefore, no provision has been recorded.

9.              SUBSEQUENT EVENTS

Management has evaluated the impact of subsequent events on the Partnership and has determined that there were no subsequent events that require adjustments to, or disclosure in, the financial statements.

*     *     *     *     *     *     *     *     *     *      *

To the best of the knowledge and belief of the

undersigned, the information contained in this

report is accurate and complete.

/s/ Barbra E. Kocsis
Barbra E. Kocsis
Chief Financial Officer
Merrill Lynch Alternative Investments LLC
General Partner of
ML Select Futures I L.P.