Form 10-K, Exhibit 13
period 2012-12-31
ML SELECT FUTURES I LP
filed 2013-03-27
CIK 1100878

Exhibit 13.01

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

Financial Statements as of and for the years ended

December 31, 2012, 2011 and 2010

and Report of  Independent Registered Public Accounting Firm

ML Select Futures I L.P.

(A Delaware Limited Partnership)

Report of Independent Registered Public Accounting Firm

To the Partners of ML Select Futures I L.P.:

In our opinion, the accompanying statements of financial condition, and the related statements of operations, changes in partners’ capital, and financial data highlights present fairly, in all material respects, the financial position of ML Select Futures I L.P (the “Partnership”) at December 31, 2012 and 2011, and the results of its operations, the changes in its partners’ capital and its financial data highlights for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the financial data highlights (hereafter referred to as the “financial statements”) are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

New York, NY

March 27, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:

Equity in commodity trading accounts:
Cash (includes restricted cash of $5,303,414 for 2012 and $7,624,023 for 2011)	$70,840,801	$122,672,228
Net unrealized profit on open futures contracts	713,463	353,629
Cash	499,274	468,957
Accrued interest receivable	5,904	—

TOTAL ASSETS	$72,059,442	$123,494,814

LIABILITIES AND PARTNERS’ CAPITAL

LIABILITIES:

Net unrealized loss on open futures contracts	$394,347	$175,598
Net unrealized loss on open forward contracts	454,655	325,173
Wrap Fee Payable	341,217	589,346
Redemptions payable	3,364,972	3,100,626
Total liabilities	4,555,191	4,190,743

PARTNERS’ CAPITAL:

General Partner (6,000 Units and 6,000 Units)	1,318,046	1,705,074
Limited Partners (301,292 Units and 413,820 Units)	66,186,205	117,598,997

Total partners’ capital	67,504,251	119,304,071

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$72,059,442	$123,494,814

NET ASSET VALUE PER UNIT
(Based on 307,292 and 419,820 Units outstanding; unlimited Units authorized)	$219.6744	$284.1791

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	2012	2011	2010
TRADING PROFIT (LOSS):

Realized, net	$(18,809,252)	$12,292,987	$(13,126,930)
Change in unrealized, net	11,603	(5,988,458)	1,981,160

Total trading profit (loss), net	(18,797,649)	6,304,529	(11,145,770)

INVESTMENT INCOME (EXPENSE):

Interest, net	84,330	85,533	220,830

EXPENSES:

Wrap fee	5,491,333	7,959,412	9,258,996

Total expenses	5,491,333	7,959,412	9,258,996

NET INVESTMENT INCOME (LOSS)	(5,407,003)	(7,873,879)	(9,038,166)

NET INCOME (LOSS)	$(24,204,652)	$(1,569,350)	$(20,183,936)

NET INCOME (LOSS) PER UNIT:

Weighted average number of General Partner and Limited Partner Units outstanding	377,460	476,534	571,501

Net income (loss) per weighted average General Partner and Limited Partner Unit	$(64.13)	$(3.29)	$(35.32)

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

		General	Limited
	Units	Partner	Partners	Total

PARTNERS’ CAPITAL, DECEMBER 31, 2009	602,106	$4,459,788	$188,505,511	$192,965,299

Subscriptions	—	—	—	—

Net income (loss)	—	(453,233)	(19,730,703)	(20,183,936)

Redemptions	(79,536)	—	(22,326,013)	(22,326,013)

PARTNERS’ CAPITAL, DECEMBER 31, 2010	522,570	$4,006,555	$146,448,795	$150,455,350

Subscriptions	1,952	—	548,696	548,696

Net income (loss)	—	(51,979)	(1,517,371)	(1,569,350)

Redemptions	(104,702)	(2,249,502)	(27,881,123)	(30,130,625)

PARTNERS’ CAPITAL, DECEMBER 31, 2011	419,820	$1,705,074	$117,598,997	$119,304,071

Subscriptions	636	—	174,865	174,865

Net income (loss)	—	(387,028)	(23,817,624)	(24,204,652)

Redemptions	(113,164)	—	(27,770,033)	(27,770,033)

PARTNERS’ CAPITAL, DECEMBER 31, 2012	307,292	$1,318,046	$66,186,205	$67,504,251

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

FINANCIAL DATA HIGHLIGHTS

FOR THE YEARS ENDED December 31, 2012, 2011 and 2010

The following per Unit data and ratios have been derived from information provided in the financial statements.

	2012	2011	2010

Per Unit Operating Performance:

Net asset value, beginning of year	$284.1791	$287.9143	$320.4839

Net realized trading profit (loss)	(49.7609)	25.6427	(20.6680)
Change in unrealized, net	(0.5228)	(12.8592)	3.8890
Interest income, net	0.2251	0.1716	0.3873
Expenses (1)	(14.4461)	(16.6903)	(16.1779)

Net asset value, end of year	$219.6744	$284.1791	$287.9143

Total Return:

Total return (2)	-22.70%	-1.30%	-10.16%

Ratios to Average Partners’ Capital (1):

Expenses (2)	5.72%	5.78%	5.74%
Net investment loss	-5.63%	-5.72%	-5.61%

(1) Includes the impact of brokerage commission expenses.

(2) Includes the impact of Performance fees of 0%, 0% and -1.08%, respectively.

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

1.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ML Select Futures I L.P. (the “Partnership”) was organized under the Delaware Revised Uniform Partnership Act in August 1995 and commenced trading activities on April 16, 1996. The Partnership issues new units of limited partner interest (“Units”) at Net Asset Value as of the beginning of each calendar month. The Partnership engages in the speculative trading of futures and forward contracts on a wide range of commodities. Sunrise Capital Partners, LLC (“Sunrise” or trading advisor) is the trading advisor of the Partnership.

Merrill Lynch Alternative Investments LLC (“MLAI” or the “Sponsor” or the “General Partner”), is the general partner and sponsor of the Partnership. MLAI is an indirect wholly-owned subsidiary of Bank of America Corporation. Bank of America Corporation and its affiliates are referred to herein as “BAC”. Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”)  is currently the exclusive clearing broker for the Partnership. The general partner or the sponsor may select other parties as clearing broker(s). Merrill Lynch International Bank Ltd. (“MLIB”) is the primary (“F/X”) forward prime broker for the Partnership. The general partner or the sponsor may select other parties as F/X or other over-the counter (“OTC”) prime brokers, including Bank of America N.A. (“BANA”). MLPF&S, MLIB and BANA are BAC affiliates. MLAI has agreed to maintain a general partner’s interest of at least 1% of the total capital in the Partnership.  MLAI and each Limited Partner share in the profits and losses of the Partnership in proportion to their respective interests in it.

Interests in the Partnership are not insured or otherwise protected by the Federal Deposit Insurance Corporation or any other government authority.  Interests are not deposits or other obligations of, and are not guaranteed by, BAC or by any bank.  Interests are subject to investment risks, including the possible loss of the full amount invested.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and such differences could be material.

Statement of Cash Flows

The Partnership is not required to provide a Statement of Cash Flows.

Revenue Recognition

Commodity futures, options on futures and forward contract transactions are recorded on trade date. Open contracts are reflected in Net unrealized profit (loss) on open contracts in the Statements of Financial Condition as the difference between the original contract value and the market value (for those commodity interests for which market quotations are readily available) or at fair value.  The change in unrealized profit (loss) on open contracts from one period to the next is reflected in Change in unrealized under Trading profit (loss), net in the Statements of Operations.

Foreign Currency Transactions

The Partnership’s functional currency is the U.S. dollar; however, it may transact business in U.S. dollars and in currencies other than the U.S. dollar.  Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect as of the dates of the Statements of Financial Condition.  Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the year.  Profits and losses resulting from the translation to U.S. dollars are included in Trading profit (loss), net in the Statements of Operations of the Partnership.

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

The Partnership follows the Accounting Standards Codification (“ASC”) guidance on accounting for uncertainty in income taxes.  This guidance provides how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.  This guidance also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership’s financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority.  Tax positions with respect to tax at the Partnership level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current year.  MLAI has analyzed the Partnership’s tax positions and has concluded that no provision for income tax is required in the Partnership’s financial statements. The following are the major tax jurisdictions for the Partnership and the earliest tax year subject to examination: United States — 2009.

Distributions

The Limited Partners are entitled to receive, equally per Unit, any distributions which may be made by the Partnership.  No such distributions have been declared for the years ended December 31, 2012, 2011 and 2010.

Subscriptions

Currently, the Partnership is closed to new investors.  Existing investors only are allowed to add to their existing positions.  Units are offered as of the close of business at the end of each month.  Units are purchased as of the first business day of any month at Net Asset Value, but the subscription request must be submitted at least 10 calendar days before the end of the preceding month.  Subscriptions submitted less than 10 calendar days before the end of a month will be applied to Unit subscriptions as of the beginning of the second month after receipt, unless revoked by MLAI.

Redemptions

A Limited Partner may redeem any or all of such Partner’s Units at Net Asset Value as of the close of business on the last business day of any calendar month upon ten days’ notice (“notice period”). Units redeemed on or before the end of the twelfth full month after purchase will be assessed an early redemption charge of 4% of their Net Asset Value as of the date of redemption.  If an investor makes multiple investments in the Partnership, investments are treated on a first-in, first-out basis in determining whether a redemption charge is applicable. Redemption charges are subtracted from redemption proceeds and paid to MLAI.

Dissolution of the Partnership

The Partnership will terminate on December 31, 2020 or at an earlier date if certain conditions occur, as well as under certain other circumstances as set forth in the Limited Partnership Agreement.

2.                    CONDENSED SCHEDULES OF INVESTMENTS

The Partnership’s investments, defined as net unrealized profit (loss) on open contracts on the Statements of Financial Condition, as of December 31, 2012 and 2011, are as follows:

December 31, 2012

	Long Positions			Short Positions			Net Unrealized
Commodity Industry	Number of	Unrealized	Percent of	Number of	Unrealized	Percent of	Profit (Loss)	Percent of
Sector	Contracts/Notional*	Profit (Loss)	Partners’ Capital	Contracts/Notional*	Profit (Loss)	Partners’ Capital	on Open Positions	Partners’ Capital	Maturity Dates

Agriculture	—	$—	0.00%	(268)	$160,609	0.24%	$160,609	0.24%	February 2013 - March 2013
Currencies*	80,585,876	(313,499)	-0.46%	(91,171,403)	334,816	0.50%	21,317	0.04%	January 2013 - March 2013
Interest rates	569	(186,285)	-0.28%	—	—	0.00%	(186,285)	-0.28%	March 2013
Metals	—	—	0.00%	(88)	(90,822)	-0.13%	(90,822)	-0.13%	February 2013 - March 2013
Stock indices	781	(40,358)	-0.06%	—	—	0.00%	(40,358)	-0.06%	January 2013 - March 2013

Total		$(540,142)	-0.80%		$404,603	0.61%	$(135,539)	-0.19%

December 31, 2011

	Long Positions			Short Positions			Net Unrealized
Commodity Industry	Number of	Unrealized	Percent of	Number of	Unrealized	Percent of	Profit (Loss)	Percent of
Sector	Contracts/Notional*	Profit (Loss)	Partners’ Capital	Contracts/Notional*	Profit (Loss)	Partners’ Capital	on Open Positions	Partners’ Capital	Maturity Dates

Agriculture	—	$—	0.00%	(641)	$(962,910)	-0.81%	$(962,910)	-0.81%	March 2012 - June 2012
Currencies*	36,805,645	467,077	0.39%	(163,173,387)	(178,630)	-0.15%	288,447	0.24%	March 2012
Interest rates	378	223,111	0.19%	(285)	3,149	0.00%	226,260	0.19%	March 2012 - June 2012
Energy	—	—	0.00%	(34)	54,740	0.05%	54,740	0.05%	January 2012
Metals	7	(3,993)	0.00%	(269)	113,371	0.10%	109,378	0.10%	February 2012 - March 2012
Stock indices	—	—	0.00%	(340)	136,943	0.11%	136,943	0.11%	January 2012 - March 2012

Total		$686,195	0.58%		$(833,337)	-0.70%	$(147,142)	-0.12%

* 2009 Currencies sector had a units change from a revised SOI calc of 32 units in the long and short positions

No individual contract’s unrealized profit or loss comprised greater than 5% of the Fund’s Partners’ Capital as of December 31, 2012 and 2011.

3.              FAIR VALUE OF INVESTMENTS

The Financial Accounting Standards Board (“FASB”) issued the ASC which provides authoritative guidance on fair value measurement. This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Fair value of an investment is the amount that would be received to sell the investment in an orderly transaction between market participants at the measurement date (i.e. the exit price).  All investments (including derivative financial instruments and derivative commodity instruments) are held for trading purposes.  The investments are recorded on trade date and open contracts are recorded at fair value (described below) at the measurement date. Investments denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the measurement date.  Profits or losses are realized when contracts are liquidated.  Unrealized profits or losses on open contracts are included in Equity in commodity trading account on the Statements of Financial Condition.  Any change in net unrealized profit or loss from the preceding year is reported in the respective Statements of Operations.

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

Exchange traded investments are fair valued by the Partnership by using the reported closing price on the primary exchange where such investments are traded. These closing prices are observed through the clearing broker and third party pricing services. For non-exchange traded investments, quoted values and other data provided by nationally recognized independent pricing sources are used as inputs into its process for determining fair values.

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

The Partnership has determined that Level I securities would include its futures and options contracts where it believes that quoted prices are available in an active market.

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

The Partnership’s net unrealized profit (loss) on open forward and futures contracts by the above fair value hierarchy levels, as of December 31, 2012 and 2011 are as follows:

2012	Total	Level I	Level II	Level III
Net unrealized profit (loss) on open contracts

Futures
Long	$(384,296)	$(384,296)	$—	$—
Short	703,412	703,412	—	—
	$319,116	$319,116	$—	$—

Forwards
Long	$(155,846)	$—	$(155,846)	$—
Short	(298,809)	—	(298,809)	—
	$(454,655)	$—	$(454,655)	$—

December 31, 2012	$(135,539)	$319,116	$(454,655)	$—

2011	Total	Level I	Level II	Level III
Net unrealized profit (loss) on open contracts

Futures
Long	$691,525	$695,518	$(3,993)	$—
Short	(513,494)	(497,885)	(15,609)	—
	$178,031	$197,633	$(19,602)	$—

Forwards
Long	$(5,330)	$—	$(5,330)	$—
Short	(319,843)	—	(319,843)	—
	$(325,173)	$—	$(325,173)	$—

December 31, 2011	$(147,142)	$197,633	$(344,775)	$—

The Partnership’s volume of trading forwards and futures contracts at December 31, 2012 and 2011, respectively, are representative of the activity throughout the year. There were no transfers to or from Level I or Level II during 2012 and 2011.

The Partnership engages in the speculative trading of futures, options on futures and forward contracts on a wide range of commodities. Such contracts meet the definition of a derivative as noted in the ASC guidance for accounting for derivatives and hedging activities. The fair value amounts of, and the net profits and losses on, derivative instruments is disclosed in the Statements of Financial Condition and Statements of Operations, respectively. There are no credit related contingent features embedded in these derivative contracts. The total notional, contract amount or number of contracts and fair values of derivative instruments by contract type/commodity sector are disclosed in Note 2, above.

The following table indicates the trading profits and losses, by type/commodity industry sector, on derivative instruments for the years ended December 31, 2012, 2011 and 2010:

Commodity Industry	December 31, 2012	December 31, 2011	December 31, 2010
Sector	Profit (loss) from trading, net	Profit (loss) from trading, net	Profit (loss) from trading, net

Agriculture	$1,495,278	$(2,135,384)	$10,848,627
Currencies	(5,617,315)	(514,747)	1,131,043
Energy	(7,245,645)	5,625,300	(13,777,007)
Interest rates	(1,118,065)	930,413	2,036,296
Metals	(5,202,166)	5,503,752	(1,837,866)
Stock indices	(1,109,736)	(3,104,805)	(9,546,863)

Total	$(18,797,649)	$6,304,529	$(11,145,770)

The Partnership is subject to the risk of insolvency of a counterparty, an exchange, a clearinghouse, MLPF&S or other BAC entities.  Partnership assets could be lost or impounded during lengthy bankruptcy proceedings.  Where a substantial portion of the Partnership’s capital was tied up in a bankruptcy or other similar types of proceedings, MLAI might suspend or limit trading, perhaps causing the

Partnership to miss significant profit opportunities.  There are increased risks in dealing with unregulated trading counterparties including the risk that assets may not benefit from the protection afforded to “customer funds” deposited with regulated dealers and brokers.

4. RELATED PARTY TRANSACTIONS

MLAI and the Partnership have entered into a transfer agency and investor services agreement with Financial Data Services, Inc. (the “Registrar and Transfer Agent”) a wholly-owned subsidiary of BAC and affiliate of MLAI. The Registrar and Transfer Agent perform the transfer agent and investor services functions for the Partnership.  The agreement with the Registrar and Transfer Agent calls for a fee to be paid based on the collective net asset of funds managed or sponsored by MLAI.  The fee rate ranges from 0.016% to 0.02% based on aggregate net assets.  MLAI allocates the Registrar and Transfer Agent fees to each of the managed/sponsored funds on a monthly basis based on the Partnership’s net assets and the fee is payable monthly in arrears. The Registrar and Transfer Agent fee, which ranged between 0.018% and 0.02% of aggregate asset level, allocated to the Partnership for the years ended December 31, 2012, 2011 and 2010, are paid on behalf of the Partnership by the Sponsor. These fees are included in the wrap fees.

The Partnership’s U.S. dollar assets are maintained at MLPF&S. On assets held in U.S. dollars, MLPF&S credits the Partnership with interest at the most favorable rate payable by MLPF&S to accounts of BAC but not less than 75% of such prevailing rate.  The Partnership is credited with interest on any of its assets and net profits actually held by MLPF&S in non-U.S. dollar currencies at a prevailing local rate received by MLPF&S.  MLPF&S may derive certain economic benefit, in excess of the interest which MLPF&S pays to the Partnership, from possession of such assets.

MLPF&S charges the Partnership at prevailing local interest rates for financing realized and unrealized losses on the Partnership’s non-U.S. dollar-denominated positions.  Such amounts are netted against interest income due to the insignificance of such amounts.

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

Wrap Fees and Interest as presented on the Statements of Operations are all received from or paid to related parties. Equity in commodity trading accounts, including cash and net unrealized profit/loss, as seen on the Statement of Financial Condition are held with a related party.

5.              ADVISORY AGREEMENT

The Partnership entered into an advisory agreement with Sunrise.  The advisory agreement will be automatically renewed for successive one-year periods, unless terminated by Sunrise or the Partnership upon notice to the other party..  Sunrise determines the commodity futures, options on futures and forward contracts traded by the Partnership, subject to certain trading policies and to certain rights reserved by MLAI.

MLPF&S pays Sunrise a monthly consulting fee of 0.083 of 1% (a 1% annual rate) of the month-end of the month-end assets; provided that for such calculation month-end assets will be reduced by the brokerage commission rate plus the administrative fee rate less the consulting fee rate.

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

6.              WEIGHTED AVERAGE UNITS

The weighted average number of Units outstanding is computed for purposes of calculating net income (loss) per weighted average Unit.  The weighted average number of Units outstanding for the years ended December 31, 2012, 2011 and 2010 equals the Units outstanding as of such date, adjusted proportionately for Units sold or redeemed based on the respective length of time each was outstanding during the year.

7.   RECENT ACCOUNTING PRONOUNCEMENTS

In December 2011, the FASB issued an update to Disclosures about Offsetting Assets and Liabilities. This update enhances disclosures and provides for disclosures about financial instruments and derivative instruments that are either offset on the statement of financial condition or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial condition.  Entities are required to provide both net and gross information for these assets and liabilities.  An entity is required to apply the required disclosures for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.  An entity should provide the disclosures required by this update retrospectively for all comparative periods presented. The Partnership is currently assessing the impact of this update on its financial statements.

8.              MARKET AND CREDIT RISKS

The nature of this Partnership has certain risks, which cannot all be presented on the financial statements.  The following summarizes some of those risks.

Market Risk

Derivative instruments involve varying degrees of market risk.  Changes in the level or volatility of interest rates, foreign currency exchange rates or the market values of the financial instruments or commodities underlying such derivative instruments frequently result in changes in the Partnership’s Net unrealized profit (loss) on open contracts on such derivative instruments as reflected in the Statements of Financial Condition.  The Partnership’s exposure to market risk is influenced by a number of factors, including the relationships among the derivative instruments held by the Partnership as well as the volatility and liquidity of the markets in which the derivative instruments are traded.  Investments in foreign markets may also entail legal and political risks.

MLAI has procedures in place intended to control market risk exposure, although there can be no assurance that they will, in fact, succeed in doing so.  These procedures focus primarily on monitoring the trading of Sunrise, calculating the Net Asset Value of the Partnership as of the close of business on each day and reviewing outstanding positions for over-concentrations.  While MLAI does not itself intervene in the markets to hedge or diversify the Partnership’s market exposure, MLAI may urge Sunrise to reallocate positions in an attempt to avoid over-concentrations.  However, such interventions are unusual and unless it appears that Sunrise has begun to deviate from past practice or trading policies or to be trading erratically, MLAI’s basic risk control procedures which consist simply of the ongoing process of advisor monitoring, with the market risk controls being applied by Sunrise.

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

The credit risk associated with these instruments from counterparty nonperformance is the Net unrealized profit (loss) on open contracts, if any, included in the Statements of Financial Condition.  MLAI, as sponsor of the Partnership, has a general policy of maintaining clearing and prime brokerage arrangements with BAC affiliates, such as MLPF&S and MLIB, although MLAI may, nevertheless, engage unaffiliated services providers as clearing brokers or prime brokers for the Partnership.

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