Form 10-K, Exhibit 13
period 2013-12-31
ML SELECT FUTURES I LP
filed 2014-03-25
CIK 1100878

Exhibit 13.01

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

Financial Statements as of December 31, 2013, 2012 and

For the years ended December 31, 2013, 2012 and 2011 and Report of Independent Registered Public Accounting Firm

ML Select Futures I L.P.

(A Delaware Limited Partnership)

Report of Independent Registered Public Accounting Firm

To the Partners of ML Select Futures I L.P.:

In our opinion, the accompanying statements of financial condition, and the related statements of operations, changes in partners’ capital, and financial data highlights present fairly, in all material respects, the financial position of ML Select Futures I L.P. (the “Partnership”) at December 31, 2013 and 2012, and the results of its operations, the changes in its partners’ capital and its financial data highlights for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the financial data highlights (hereafter referred to as the “financial statements”) are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Pricewaterhousecooper LLP

New York, NY

March 25, 2014

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:

Equity in commodity trading accounts:
Cash (includes restricted cash of $4,742,530 for 2013 $5,303,414 for 2012)	$51,145,161	$70,840,801
Net unrealized profit on open futures contracts	1,806,882	713,463
Net unrealized profit on open forwards contracts	30,892	—
Cash	466,144	499,274
Accrued interest receivable	3,146	5,904

TOTAL ASSETS	$53,452,225	$72,059,442

LIABILITIES AND PARTNERS’ CAPITAL

LIABILITIES:

Net unrealized loss on open futures contracts	$152,829	$394,347
Net unrealized loss on open forward contracts	30,968	454,655
Wrap Fee Payable	255,245	341,217
Redemptions payable	5,654,679	3,364,972
Other liabilities	21	—
Total liabilities	6,093,742	4,555,191

PARTNERS’ CAPITAL:

General Partner (2,991 Units and 6,000 Units)	699,838	1,318,046
Limited Partners (199,410 Units and 301,292 Units)	46,658,645	66,186,205

Total partners’ capital	47,358,483	67,504,251

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$53,452,225	$72,059,442

NET ASSET VALUE PER UNIT
(Based on 202,401 and 307,292 Units outstanding; unlimited Units authorized)	$233.9835	$219.6744

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	2013	2012	2011
TRADING PROFIT (LOSS):

Realized, net	$5,064,626	$(18,809,252)	$12,292,987
Change in unrealized, net	1,789,516	11,603	(5,988,458)

Total trading profit (loss), net	6,854,142	(18,797,649)	6,304,529

INVESTMENT INCOME (EXPENSE):

Interest, net	36,955	84,330	85,533

EXPENSES:

Wrap fee	3,446,043	5,491,333	7,959,412

Total expenses	3,446,043	5,491,333	7,959,412

NET INVESTMENT INCOME (LOSS)	(3,409,088)	(5,407,003)	(7,873,879)

NET INCOME (LOSS)	$3,445,054	$(24,204,652)	$(1,569,350)

NET INCOME (LOSS) PER UNIT:

Weighted average number of General Partner and Limited Partner Units outstanding	268,274	377,460	476,534

Net income (loss) per weighted average General Partner and Limited Partner Unit	$12.84	$(64.13)	$(3.29)

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

		General	Limited
	Units	Partner	Partners	Total

PARTNERS’ CAPITAL, DECEMBER 31, 2010	522,570	$4,006,555	$146,448,795	$150,455,350

Subscriptions	1,952	—	548,696	548,696

Net income (loss)	—	(51,979)	(1,517,371)	(1,569,350)

Redemptions	(104,702)	(2,249,502)	(27,881,123)	(30,130,625)

PARTNERS’ CAPITAL, DECEMBER 31, 2011	419,820	$1,705,074	$117,598,997	$119,304,071

Subscriptions	636	—	174,865	174,865

Net income (loss)	—	(387,028)	(23,817,624)	(24,204,652)

Redemptions	(113,164)	—	(27,770,033)	(27,770,033)

PARTNERS’ CAPITAL, DECEMBER 31, 2012	307,292	$1,318,046	$66,186,205	$67,504,251

Subscriptions	—	—	—	—

Net income (loss)	—	47,043	3,398,011	3,445,054

Redemptions	(104,891)	(665,251)	(22,925,571)	(23,590,822)

PARTNERS’ CAPITAL, DECEMBER 31, 2013	202,401	$699,838	$46,658,645	$47,358,483

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

FINANCIAL DATA HIGHLIGHTS

FOR THE YEARS ENDED December 31, 2013, 2012 and 2011

The following per Unit data and ratios have been derived from information provided in the financial statements.

	2013	2012	2011

Per Unit Operating Performance:

Net asset value, beginning of year	$219.6744	$284.1791	$287.9143

Net realized trading profit (loss)	19.3470	(49.7609)	25.6427
Change in unrealized, net	7.6793	(0.5228)	(12.8592)
Interest income, net	0.1358	0.2251	0.1716
Expenses (1)	(12.8530)	(14.4461)	(16.6903)

Net asset value, end of year	$233.9835	$219.6744	$284.1791

Total Return:

Total return (2)	6.51%	-22.70%	-1.30%

Ratios to Average Partners’ Capital (1):

Expenses (2)	5.79%	5.72%	5.78%
Net investment loss	-5.73%	-5.63%	-5.72%

(1) Includes the impact of brokerage commission expenses.

(2) Includes the impact of Performance fees of 0%, 0% and 0%, respectively.

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

1.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ML Select Futures I L.P. (the “Partnership”) was organized under the Delaware Revised Uniform Limited Partnership Act in August 1995 and commenced trading activities on April 16, 1996. The Partnership engages in the speculative trading of futures and forward contracts on a wide range of commodities. Sunrise Capital Partners, LLC (“Sunrise” or “Trading Advisor”) is the trading advisor of the Partnership. The Trading Advisor utilizes its Expanded Diversified Program (the “Trading Program”) for the Partnership.

Merrill Lynch Alternative Investments LLC (“MLAI” or the “Sponsor” or the “General Partner”), is the general partner and sponsor of the Partnership. MLAI is an indirect wholly-owned subsidiary of Bank of America Corporation. Bank of America Corporation and its affiliates are referred to herein as “BAC”. Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is currently the exclusive clearing broker for the Partnership. The General Partner may select other parties as clearing broker(s). Merrill Lynch International Bank Ltd. (“MLIB”) is the primary (“F/X”) forward prime broker for the Partnership. The General Partner may select other parties as F/X or other over-the counter (“OTC”) prime brokers, including Merrill Lynch International (“MLI”). MLPF&S, MLIB and MLI are BAC affiliates. MLAI has agreed to maintain a general partner’s interest of at least 1% of the total capital accounts in the Partnership.  MLAI and each Limited Partner share in the profits and losses of the Partnership in proportion to their respective interests in it.

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

Foreign Currency Transactions

The Partnership’s functional currency is the U.S. dollar; however, it may transact business in U.S. dollars and in currencies other than the U.S. dollar.  Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect as of the dates of the Statements of Financial Condition.  Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the year.  Profits and losses, including adjustments, resulting from the translation to U.S. dollars are included in Trading profit (loss), net in the Statements of Operations of the Partnership.

Equity in Commodity Trading Accounts

A portion of the assets maintained at MLPF&S is restricted cash required to meet maintenance margin requirements of the exchanges the Fund’s contracts are traded on and /or requirements greater than those of the exchanges as may be required by MLPF&S, in its sole discretion.

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

The Partnership follows the Accounting Standards Codification (“ASC”) guidance on accounting for uncertainty in income taxes.  This guidance provides how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.  This guidance also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership’s financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority.  Tax positions with respect to tax at the Partnership level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current year.  A prospective investor should be aware that, among other things, income taxes could have a material adverse effect on the periodic calculations of the net asset value of the Partnership, including reducing the net asset value of the Partnership to reflect reserves for income taxes, such as foreign withholding taxes, that may be payable by the Partnership. This could cause benefits or detriments to certain investors, depending upon the timing of their entry and exit from the Partnership. MLAI has analyzed the Partnership’s tax positions and has concluded that no provision for income tax is required in the

Partnership’s financial statements. The following is the major tax jurisdiction for the Partnership and the earliest tax year subject to examination: United States — 2010.

Distributions

The Limited Partners are entitled to receive, equally per Unit, any distributions which may be made by the Partnership.  No such distributions have been declared for the years ended December 31, 2013, 2012 and 2011.

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

2.              CONDENSED SCHEDULES OF INVESTMENTS

The Partnership’s investments, defined as net unrealized profit (loss) on open contracts on the Statements of Financial Condition, as of December 31, 2013 and 2012, are as follows:

December 31, 2013

	Long Positions			Short Positions			Net Unrealized
Commodity Industry	Number of	Unrealized	Percent of	Number of	Unrealized	Percent of	Profit (Loss)	Percent of
Sector	Contracts/Notional*	Profit (Loss)	Partners’ Capital	Contracts/Notional*	Profit (Loss)	Partners’ Capital	on Open Positions	Partners’ Capital	Maturity Dates

Agriculture	22	$(20,900)	-0.04%	(262)	$173,687	0.37%	$152,787	0.33%	February 2014 - March 2014
Currencies - Futures	113	162,150	0.34%	(68)	163,250	0.34%	325,400	0.68%	March 2014
Currencies - Forwards*	19,098,996	(30,968)	-0.07%	(23,577,795)	30,892	0.07%	(76)	0.00%	March 2014
Interest rates	64	4,174	0.01%	(182)	6,789	0.01%	10,963	0.02%	March 2014 - June 2014
Energy	102	(184,290)	-0.39%	—		0.00%	(184,290)	-0.39%	January 2014 - May 2014
Metals	289	(144,060)	-0.30%	(489)	(62,515)	-0.13%	(206,575)	-0.43%	January 2014 - April 2014
Stock indices	565	1,555,768	3.29%	—		0.00%	1,555,768	3.29%	January 2014 - March 2014

Total		$1,341,874	2.84%		$312,103	0.66%	$1,653,977	3.50%

December 31, 2012

	Long Positions			Short Positions			Net Unrealized
Commodity Industry	Number of	Unrealized	Percent of	Number of	Unrealized	Percent of	Profit (Loss)	Percent of
Sector	Contracts/Notional*	Profit (Loss)	Partners’ Capital	Contracts/Notional*	Profit (Loss)	Partners’ Capital	on Open Positions	Partners’ Capital	Maturity Dates

Agriculture	—	$—	0.00%	(268)	$160,609	0.24%	$160,609	0.24%	February 2013 - March 2013
Currencies - Futures	576	(157,654)	-0.23%	(137)	633,625	0.94%	475,971	0.71%	March 2013
Currencies - Forwards*	80,585,300	(155,845)	-0.23%	(91,171,266)	(298,809)	-0.44%	(454,654)	-0.67%	January 2013 - March 2013
Interest rates	569	(186,285)	-0.28%	—	—	0.00%	(186,285)	-0.28%	March 2013
Metals	—	—	0.00%	(88)	(90,822)	-0.13%	(90,822)	-0.13%	February 2013 - March 2013
Stock indices	781	(40,358)	-0.06%	—	—	0.00%	(40,358)	-0.06%	January 2013 - March 2013

Total		$(540,142)	-0.80%		$404,603	0.61%	$(135,539)	-0.19%

* Currencies-Forwards are stated in notional amounts.

No individual contract’s unrealized profit or loss comprised greater than 5% of Partners’ Capital as of December 31, 2013 and December 31, 2012. With respect to each commodity industry sector listed in the above chart, the net unrealized profit (loss) on open positions is the sum of the unrealized profits (loss) of long positions and short positions of the open contracts, netting unrealized losses against unrealized profits as applicable.  Net unrealized profit and loss provides an approximate measure of the exposure of the Partnership to the various sectors as of the date listed, although such exposure can change at any time.

3.              FAIR VALUE OF INVESTMENTS

Fair value of an investment is the amount that would be received to sell the investment in an orderly transaction between market participants at the measurement date (i.e. the exit price).  All investments (including derivative financial instruments and derivative commodity instruments) are held for trading purposes.  The investments are recorded on trade date and open contracts are recorded at fair value (described below) at the measurement date. Investments denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the measurement date.  Profits or losses are realized when contracts are liquidated.  Unrealized profits or losses on open contracts are included in equity in commodity trading accounts on the Statements of Financial Condition.  Any change in net unrealized profit or loss from the preceding period/year is reported in the respective Statements of Operations.

The fair value measurement guidance established by U.S. GAAP is a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I — Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I are publicly traded investments. As required by the fair market value measurement guidance by U.S. GAAP, the Partnership does not adjust the quoted price for these investments even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price.

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

The following is a description of the valuation methodologies used for investments, as well as the general classification of such investments pursuant to the valuation hierarchy.

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

The independent pricing sources obtain market quotations and actual transaction prices for investments that have quoted prices in active markets. Each source has its own proprietary method for determining the fair value of investments that are not actively traded. In general, these methods involve the use of “matrix pricing” in which the independent pricing source uses observable market inputs including, but not limited to, investment yields, credit risks and spreads, benchmarking of like investments, broker-dealer quotes, reported trades and sector groupings to determine a reasonable fair market value.

The Partnership has determined that Level I investments would include its futures and options contracts where it believes that quoted prices are available in an active market.

Where the Partnership believes that quoted market prices are not available or that the market is not active, fair values are estimated by using quoted prices of investments with similar characteristics, pricing models or matrix pricing and these are generally classified as Level II investments. The Partnership determined that Level II investments would include its forward and certain futures contracts.

The Partnership’s net unrealized profit (loss) on open forward and futures contracts by the above fair value hierarchy levels, as of December 31, 2013 and 2012 are as follows:

2013	Total	Level I	Level II	Level III
Net unrealized profit (loss) on open contracts

Futures
Long	$1,372,842	$1,516,902	$(144,060)	$—
Short	281,211	402,869	(121,658)	—
	$1,654,053	$1,919,771	$(265,718)	$—

Forwards
Long	$(30,968)	$—	$(30,968)	$—
Short	30,892	—	30,892	—
	$(76)	$—	$(76)	$—

December 31, 2013	$1,653,977	$1,919,771	$(265,794)	$—

2012	Total	Level I	Level II	Level III
Net unrealized profit (loss) on open contracts

Futures
Long	$(384,296)	$(384,296)	$—	$—
Short	703,412	703,412	—	—
	$319,116	$319,116	$—	$—

Forwards
Long	$(155,846)	$—	$(155,846)	$—
Short	(298,809)	—	(298,809)	—
	$(454,655)	$—	$(454,655)	$—

December 31, 2012	$(135,539)	$319,116	$(454,655)	$—

The Partnership’s volume of trading forwards and futures at December 31, 2013 and 2012, respectively, are representative of the activity throughout the year. There were no transfers to or from Level I or Level II during 2013 and 2012.

The Partnership engages in the speculative trading of futures, options on futures and forward contracts on a wide range of commodities. Such contracts meet the definition of a derivative as noted in the ASC guidance for accounting for derivative and hedging activities. The fair value amounts of, and the net profits and losses on, derivative instruments is disclosed in the Statements of Financial Condition and Statements of Operations, respectively. There are no credit related contingent features embedded in these derivative contracts. The total notional, contract amount or number of contracts and fair values of derivative instruments by contract type/commodity sector are disclosed in Note 2, above.

The Partnership presents its futures and forward contract amounts gross on the Statements of Financial Condition. The Partnership maintains margin deposits and cash collateral with its futures and forward brokers, respectively, based on the greater of exchange margin or amounts determined by the respective broker. At December 31, 2013 and December 31, 2012, the initial margin deposits (cash) are used to satisfy the margin requirements to establish the futures or forward contracts and are presented on the Statements of Financial Condition included in Cash in the Equity in commodity trading accounts and the variation margin on open contracts as unrealized gain or loss on futures or forward contracts, respectively.

The following table indicates the trading profits and losses, by type/commodity industry sector, on derivative instruments for the years ended December 31, 2013, 2012 and 2011:

Commodity Industry	December 31, 2013	December 31, 2012	December 31, 2011
Sector	Profit (loss) from trading, net	Profit (loss) from trading, net	Profit (loss) from trading, net

Agriculture	$478,801	$1,495,278	$(2,135,384)
Currencies	488,421	(5,617,315)	(514,747)
Energy	(1,974,070)	(7,245,645)	5,625,300
Interest rates	(1,225,655)	(1,118,065)	930,413
Metals	1,894,769	(5,202,166)	5,503,752
Stock indices	7,191,876	(1,109,736)	(3,104,805)

Total	$6,854,142	$(18,797,649)	$6,304,529

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

4. RELATED PARTY TRANSACTIONS

MLAI and the Partnership entered into a transfer agency and investor services agreement with Financial Data Services, Inc. (the “Transfer Agent”) a wholly-owned subsidiary of BAC and affiliate of MLAI. The Transfer Agent provides registrar, distribution disbursing agent, transfer agent and certain other services related to the issuance, redemption, exchange and transfer of Units. The fees charged by the Transfer Agent for its services are based on the aggregate net assets of funds managed or sponsored by MLAI.  The fee rate ranges from 0.016% to 0.02% per year of the aggregate net assets.  MLAI allocates the Transfer Agent fees to each of the managed or sponsored funds on a monthly basis, including the Partnership, based on each fund’s net assets. The fee is payable monthly in arrears. The Transfer Agent fee, which was 0.02% of aggregate asset level, allocated to the Partnership for the years ended December 31, 2013, 2012 and 2011, are paid on behalf of the Partnership by the Sponsor. These fees are included in the wrap fees.

Typically the vast majority of the Partnership’s U.S. dollar assets are maintained at MLPF&S. MLPF&S and any other BAC affiliates that hold the Partnership’s cash assets receive economic benefits, which may be substantial, from holding this cash, even in low interest rate environments in which the Partnership receives little, or no, interest on these cash assets.  BAC’s “Interest Earning Program,” which offers interest on cash balances subject to a negotiated schedule, will generally apply to Partnership cash assets at any time they are maintained by MLAI with its affiliates.   As of December 31, 2013, the interest rate under the Interest Earning Program on U.S. dollar cash balances is the daily effective federal funds rate less 20 basis points, recalculated and accrued daily, and subject to a floor of 0%. The daily effective federal funds rate is a volume-weighted average of rates on trades arranged by the Federal Reserve Bank of New York using data provided by brokers.  Interest is computed based upon the daily net equity balance of the Partnership’s account and is posted to the Partnership’s account on a monthly basis.

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

Wrap Fees and Interest as presented on the Statements of Operations are all received from or paid to related parties. Equity in commodity trading accounts, including cash and net unrealized profit/loss, as seen on the Statements of Financial Condition are held with a related party.

5.              ADVISORY AGREEMENT

The Partnership entered into an advisory agreement with Sunrise.  The advisory agreement will be automatically renewed for successive one-year periods, unless terminated by Sunrise or the Partnership upon notice to the other party.  Sunrise determines the commodity futures, options on futures and forward contracts traded by the Partnership, subject to certain trading policies and to certain rights reserved by MLAI.

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

6.              WEIGHTED AVERAGE UNITS

The weighted average number of Units outstanding is computed for purposes of calculating net income (loss) per weighted average Unit.  The weighted average number of Units outstanding for the years ended December 31, 2013, 2012 and 2011 equals the Units outstanding as of such date, adjusted proportionately for Units sold or redeemed based on the respective length of time each was outstanding during the year.

7.   RECENT ACCOUNTING PRONOUNCEMENTS

In April 2013, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update to provide guidance on the presentation of financial statements under the liquidation basis of accounting. This guidance addresses when and how an entity should apply the liquidation basis of accounting.  In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The standard is effective for annual periods beginning after December 15, 2013, and interim periods therein, with early adoption permitted. The Sponsor does not believe that this guidance will have a material impact to the Fund’s financial statements.

In June 2013, the FASB issued an update relating to the criteria used in defining an investment company under U.S. GAAP. It also sets forth certain measurement and disclosure requirements.   Under the new standard the typical characteristics of an investment company will be: (i) it has more than one investment and more than one investor, (ii) it has investors that are not related parties of the entity or the investment manager, (iii) it has ownership interests in the form of equity or partnership interests, and (iv) it manages substantially all of its investments on a fair value basis.  The standard also reaffirms that a noncontrolling interest in another investment company should be measured at fair value instead of the equity method. It also includes additional disclosure requirements for an entity to disclose the fact that it is an investment company, and to provide information about changes, if any, in its status as an investment company.   Finally, an entity will also need to include disclosures around financial support that has been provided or is contractually required to be provided to any of its investees.  The requirements of the standard are effective for interim and annual reporting periods in fiscal years that begin after December 15, 2013, with early application prohibited.  The Sponsor is currently evaluating the standard and does not believe it will have a material impact to the Fund’s financial statements.

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

MLAI has procedures in place intended to control market risk exposure, although there can be no assurance that they will, in fact, succeed in doing so.  These procedures focus primarily on monitoring the trading of Sunrise, calculating the Net Asset Value of the Partnership as of the close of business on each day and reviewing outstanding positions for over-concentrations.  While MLAI does not intervene in the markets to hedge or diversify the Partnership’s market exposure, MLAI may urge Sunrise to reallocate positions in an attempt to avoid over-concentrations.  However, such interventions are expected to be unusual. It is expected that MLAI’s basic risk control procedures will consist of the ongoing process of Trading Advisor monitoring, with the market risk controls being applied by Sunrise.

Credit Risk

The risks associated with exchange-traded contracts are typically perceived to be less than those associated with over-the-counter (non-exchange-traded) transactions, because exchanges typically (but not universally) provide clearinghouse arrangements in which the collective credit (in some cases limited in amount, in some cases not) of the members of the exchange/clearinghouse is pledged to support the financial integrity of the exchange/clearinghouse.  In over-the-counter transactions, on the other hand, traders must rely solely on the credit of their respective individual counterparties.  Margins, which may be subject to loss in the event of a default, are generally required in exchange traded contracts and in the over the counter markets counterparties may also require margin.

The credit risk associated with these instruments from counterparty nonperformance is the Net unrealized profit (loss) on open contracts, if any, included in the Statements of Financial Condition.  MLAI, as sponsor of the Partnership, has a general policy of maintaining clearing and prime brokerage arrangements with BAC affiliates, such as MLPF&S and MLIB, although MLAI may engage non-BAC affiliated service providers as clearing brokers or prime brokers for the Partnership.

The Partnership, in its normal course of business, enters into various contracts, with MLPF&S acting as its futures clearing broker.  Pursuant to the brokerage arrangement with MLPF&S, MLPF&S has the right to net receivables and payables.

Indemnifications

In the normal course of business, the Partnership has entered, or may in the future enter into agreements that obligate the Partnership to indemnify certain parties, including BAC affiliates. No claims have actually been made with respect to such indemnities and any quantification would involve hypothetical claims that have not been made. Based on the Partnership’s experience, MLAI expects the risk of loss to be remote and, therefore, no provision has been recorded.

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

/s/Barbra E. Kocsis
Barbra E. Kocsis
Chief Financial Officer
Merrill Lynch Alternative Investments LLC
General Partner of
ML Select Futures I L.P.