Form 10-K, Exhibit 13
period 2014-12-31
ML SELECT FUTURES I LP
filed 2015-03-20
CIK 1100878

Exhibit 13.01

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 and Report of Independent Registered Public Accounting Firm

ML Select Futures I L.P.

(A Delaware Limited Partnership)

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Partners of ML Select Futures I L.P.:

In our opinion, the accompanying statements of financial condition, and the related statements of operations and of changes in partners’ capital and the financial data highlights present fairly, in all material respects, the financial position of ML Select Futures I L.P. (the “Partnership”) at December 31, 2014 and 2013, and the results of its operations, the changes in its partners’ capital and its financial data highlights for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.  These financial statements and financial data highlights (hereafter referred to as the “financial statements”) are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

March 20, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center,300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F:(813) 286 6000, www.pwc.com/us

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:

Equity in commodity trading accounts:
Cash (includes restricted cash of $2,811,494 for 2014 and $4,742,530 for 2013)	$31,411,744	$51,145,161
Unrealized profit on open futures contracts	1,151,066	2,351,326
Unrealized profit on open forwards contracts	124,608	30,946
Cash	508,449	466,144
Accrued interest receivable	970	3,146

TOTAL ASSETS	$33,196,837	$53,996,723

LIABILITIES AND PARTNERS’ CAPITAL

LIABILITIES:

Unrealized loss on open futures contracts	$151,613	$697,274
Unrealized loss on open forward contracts	24,958	31,021
Wrap fee payable	158,222	255,245
Redemptions payable	675,455	5,654,679
Other liabilities	18	21
Total liabilities	1,010,266	6,638,240

PARTNERS’ CAPITAL:

General Partner (2,991 Units and 2,991 Units)	750,192	699,838
Limited Partners (125,335 Units and 199,410 Units)	31,436,379	46,658,645

Total partners’ capital	32,186,571	47,358,483

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$33,196,837	$53,996,723

NET ASSET VALUE PER UNIT
(Based on 128,326 and 202,401 Units outstanding; unlimited Units authorized)	$250.8188	$233.9835

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	2014	2013	2012
TRADING PROFIT (LOSS):

Realized, net	$4,450,248	$5,064,626	$(18,809,252)
Change in unrealized, net	(554,874)	1,789,516	11,603

Total trading profit (loss), net	3,895,374	6,854,142	(18,797,649)

INVESTMENT INCOME (EXPENSE):

Interest, net	14,161	36,955	84,330

EXPENSES:

Wrap fee	2,215,044	3,446,043	5,491,333

Total expenses	2,215,044	3,446,043	5,491,333

NET INVESTMENT INCOME (LOSS)	(2,200,883)	(3,409,088)	(5,407,003)

NET INCOME (LOSS)	$1,694,491	$3,445,054	$(24,204,652)

NET INCOME (LOSS) PER UNIT:

Weighted average number of General Partner and Limited Partner Units outstanding	167,291	268,274	377,460

Net income (loss) per weighted average General Partner and Limited Partner Unit	$10.13	$12.84	$(64.13)

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

		General	Limited
	Units	Partner	Partners	Total

PARTNERS’ CAPITAL, DECEMBER 31, 2011	419,820	$1,705,074	$117,598,997	$119,304,071

Subscriptions	636	—	174,865	174,865

Net income (loss)	—	(387,028)	(23,817,624)	(24,204,652)

Redemptions	(113,164)	—	(27,770,033)	(27,770,033)

PARTNERS’ CAPITAL, DECEMBER 31, 2012	307,292	$1,318,046	$66,186,205	$67,504,251

Subscriptions	—	—	—	—

Net income (loss)	—	47,043	3,398,011	3,445,054

Redemptions	(104,891)	(665,251)	(22,925,571)	(23,590,822)

PARTNERS’ CAPITAL, DECEMBER 31, 2013	202,401	$699,838	$46,658,645	$47,358,483

Subscriptions	72	—	16,000	16,000

Net income (loss)	—	50,354	1,644,137	1,694,491

Redemptions	(74,147)	—	(16,882,403)	(16,882,403)

PARTNERS’ CAPITAL, DECEMBER 31, 2014	128,326	$750,192	$31,436,379	$32,186,571

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

FINANCIAL DATA HIGHLIGHTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

The following per Unit data and ratios have been derived from information provided in the financial statements.

	2014	2013	2012

Per Unit Operating Performance:

Net asset value, beginning of year	$233.9835	$219.6744	$284.1791

Realized trading profit (loss)	31.1590	19.3470	(49.7609)
Change in unrealized, net	(1.0882)	7.6793	(0.5228)
Interest income, net	0.0808	0.1358	0.2251
Expenses (1)	(13.3163)	(12.8530)	(14.4461)

Net asset value, end of year	$250.8188	$233.9835	$219.6744

Total Return: (2) (3)

Total return	7.20%	6.51%	-22.70%

Ratios to Average Partners’ Capital (1) (3):

Expenses	5.79%	5.79%	5.72%
Net investment loss	-5.76%	-5.73%	-5.63%

(1) Includes the impact of brokerage commission expenses which are included in the wrap fee.

(2) The total return is based on compounded monthly returns and is calculated for limited partner units taken as a whole. An individual limited partner’s return may vary from these returns based on timing of capital transactions.

(3) Includes the impact of Performance fees of 0%, 0% and 0%, respectively.

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

1.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ML Select Futures I L.P. (the “Partnership”), which is an investment company as defined by Accounting Standards Codification (“ASC”) guidance, was organized under the Delaware Revised Uniform Limited Partnership Act in August 1995 and commenced trading activities on April 16, 1996. The Partnership engages in the speculative trading of futures and forward contracts on a wide range of commodities. Sunrise Capital Partners, LLC (“Sunrise” or “Trading Advisor”) is the trading advisor of the Partnership. The Trading Advisor trades its Expanded Diversified Program (the “Trading Program”) for the Partnership.

Merrill Lynch Alternative Investments LLC (“MLAI”, the “Sponsor” or the “General Partner”), is the general partner and sponsor of the Partnership. MLAI is an indirect wholly-owned subsidiary of Bank of America Corporation. Bank of America Corporation and its affiliates are referred to herein as “BAC”. Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is currently the exclusive clearing broker for the Partnership. The General Partner may select other parties as clearing broker(s). Merrill Lynch International (“MLI”) is the primary foreign exchange (“F/X”) forward prime broker for the Partnership. The General Partner may select other of its affiliates or third parties as F/X or other over-the counter (“OTC”) prime brokers. MLPF&S and MLI are BAC affiliates. MLAI has agreed to maintain a general partner’s interest of at least 1% of the total capital accounts in the Partnership.  MLAI and each limited partner share in the profits and losses of the Partnership in proportion to their respective interests in it.

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

Revenue Recognition

Commodity futures, options on futures and forward contract transactions are recorded on trade date. Open contracts are reflected in unrealized profit (loss) on open contracts in the Statements of Financial Condition as the difference between the original contract value and the market value (for those commodity interests for which market quotations are readily available) or at fair value.  The change in unrealized profit (loss) on open contracts from one period to the next is reflected in Change in unrealized, net under Trading profit (loss), net in the Statements of Operations.

Foreign Currency Transactions

The Partnership’s functional currency is the U.S. dollar; however, it may transact business in U.S. dollars and in currencies other than the U.S. dollar.  Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect as of the dates of the Statements of Financial Condition.  Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the year.  Profits and losses, including adjustments resulting from the translation to U.S. dollars are included in Trading profit (loss), net in the Statements of Operations of the Partnership.

Equity in Commodity Trading Accounts

A portion of the assets maintained at MLPF&S is restricted cash required to meet maintenance margin requirements of the exchanges the Partnership’s contracts are traded on and /or requirements greater than those of the exchanges as may be required by MLPF&S, in its sole discretion.

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

This could cause benefits or detriments to certain investors, depending upon the timing of their entry and exit from the Partnership. MLAI has analyzed the Partnership’s tax positions and has concluded that no provision for income tax is required in the Partnership’s financial statements. The following is the major tax jurisdiction for the Partnership and the earliest tax year subject to examination: United States — 2011.

Distributions

The limited partners are entitled to receive, equally per Unit, any distributions which may be made by the Partnership.  No such distributions have been declared for the years ended December 31, 2014, 2013 and 2012.

Subscriptions

Currently, the Partnership is closed to new investors.  Existing investors only are allowed to add to their existing positions.  Units may be purchased as of the first business day of any month at Net Asset Value, however the subscription request must be submitted at least 10 calendar days before the end of the preceding month.  Subscriptions submitted less than 10 calendar days before the end of a month will be applied to Unit subscriptions as of the beginning of the second month after receipt, unless revoked.

Redemptions

A limited partner may redeem any or all of such limited partner’s Units at Net Asset Value effective as of the last day of any calendar month upon ten days’ notice (“notice period”).  Partial redemptions are permitted, provided that the Net Asset Value of the limited partner’s Units following such redemption is no less than $10,000. Units redeemed on or before the end of the twelfth full month after purchase will be assessed an early redemption charge of 4% of their Net Asset Value as of the date of redemption.  If an investor makes multiple investments in the Partnership, investments are treated on a first-in, first-out basis in determining whether a redemption charge is applicable. Redemption charges are subtracted from redemption proceeds and paid to MLAI.

2.              CONDENSED SCHEDULES OF INVESTMENTS

The Partnership’s investments, defined as unrealized profit (loss) on open contracts on the Statements of Financial Condition, as of December 31, 2014 and 2013, are as follows:

December 31, 2014

	Long Positions			Short Positions			Net Unrealized
Commodity Industry	Number of	Unrealized	Percent of	Number of	Unrealized	Percent of	Profit (Loss)	Percent of
Sector	Contracts/Notional*	Profit (Loss)	Partners’ Capital	Contracts/Notional*	Profit (Loss)	Partners’ Capital	on Open Positions	Partners’ Capital	Maturity Dates

Agriculture	102	$(31,588)	-0.10%	(43)	$22,166	0.07%	$(9,422)	-0.03%	February 2015 - May 2015
Currencies - Futures	19	4,475	0.01%	(186)	105,885	0.33%	110,360	0.34%	March 2015
Currencies - Forwards*	531,051	(9,421)	-0.03%	(9,423,066)	109,071	0.34%	99,650	0.31%	March 2015
Interest rates	109	32,879	0.10%	—	—	0.00%	32,879	0.10%	March 2015 - December 2015
Energy	—	—	0.00%	(37)	302,195	0.94%	302,195	0.94%	January 2015 - November 2015
Metals	25	(69,844)	-0.22%	(58)	63,050	0.20%	(6,794)	-0.02%	February 2015 - March 2015
Stock indices	300	570,235	1.77%	—	—	0.00%	570,235	1.77%	January 2015 - March 2015

Total		$496,736	1.53%		$602,367	1.88%	$1,099,103	3.41%

December 31, 2013

	Long Positions			Short Positions			Net Unrealized
Commodity Industry	Number of	Unrealized	Percent of	Number of	Unrealized	Percent of	Profit (Loss)	Percent of
Sector	Contracts/Notional*	Profit (Loss)	Partners’ Capital	Contracts/Notional*	Profit (Loss)	Partners’ Capital	on Open Positions	Partners’ Capital	Maturity Dates

Agriculture	22	$(20,900)	-0.04%	(262)	$173,687	0.37%	$152,787	0.33%	February 2014 - March 2014
Currencies - Futures	113	162,150	0.34%	(68)	163,250	0.34%	325,400	0.68%	March 2014
Currencies - Forwards*	3,702,795	(30,968)	-0.07%	(2,098,996)	30,892	0.07%	(76)	0.00%	March 2014
Interest rates	64	4,174	0.01%	(182)	6,789	0.01%	10,963	0.02%	March 2014 - June 2014
Energy	102	(184,290)	-0.39%	—	—	0.00%	(184,290)	-0.39%	January 2014 - May 2014
Metals	289	(144,060)	-0.30%	(489)	(62,515)	-0.13%	(206,575)	-0.43%	January 2014 - April 2014
Stock indices	565	1,555,768	3.29%	—	—	0.00%	1,555,768	3.29%	January 2014 - March 2014

Total		$1,341,874	2.84%		$312,103	0.66%	$1,653,977	3.50%

*Currencies-Forwards present notional amounts as converted to USD.

No individual contract’s unrealized profit or loss comprised greater than 5% of Partners’ Capital as of December 31, 2014 and December 31, 2013. With respect to each commodity industry sector listed in the above chart, the net unrealized profit (loss) on open positions is the sum of the unrealized profits (loss) of long positions and short positions of the open contracts, netting unrealized losses against unrealized profits as applicable.  Net unrealized profit and loss provides a rough measure of the exposure of the Partnership to the various sectors as of the date listed, although such exposure can change at any time.

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

The fair value measurement guidance established by U.S. GAAP is a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I — Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I are publicly traded investments. As required by the fair market value measurement guidance in U.S. GAAP, the Partnership does not adjust the quoted price for these investments even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price.

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

Exchange traded investments are fair valued by the Partnership by using the reported closing price on the primary exchange where such investments are traded. These closing prices are observed through the clearing broker and third party pricing services. For non-exchange traded investments, quoted values and other data provided by nationally recognized independent pricing sources are used as inputs into the process for determining fair values.

The Partnership has determined that Level I investments would include its futures and options contracts where it believes that quoted prices are available in an active market.

Where the Partnership believes that quoted market prices are not available or that the market is not active, fair values are estimated by using observable prices of investments with similar characteristics and these are generally classified as Level II investments. The Partnership determined that Level II investments would include its forwards and certain futures contracts.

Transfers of investments between different levels of the fair value hierarchy, if any, are recorded as of the beginning of the reporting period.

The Partnership’s unrealized profit (loss) on open forwards and futures contracts by the above fair value hierarchy levels, as of December 31, 2014 and 2013 are as follows:

2014

Net unrealized profit (loss)
on open contracts	Total	Level I	Level II	Level III

Assets
Futures	$1,151,066	$1,129,816	$21,250	$—
Forwards	124,608	—	124,608	—
	$1,275,674	$1,129,816	$145,858	$—

Liabilities
Futures	$151,613	$65,519	$86,094	$—
Forwards	24,958	—	24,958	—
	$176,571	$65,519	$111,052	$—

December 31, 2014	$1,099,103	$1,064,297	$34,806	$—

2013

Net unrealized profit (loss)
on open contracts	Total	Level I	Level II	Level III

Assets
Futures	$2,351,326	$2,248,161	$103,165	$—
Forwards	30,946	—	30,946	—
	$2,382,272	$2,248,161	$134,111	$—

Liabilities
Futures	$697,274	$328,390	$368,884	$—
Forwards	31,021	—	31,021	—
	$728,295	$328,390	$399,905	$—

December 31, 2013	$1,653,977	$1,919,771	$(265,794)	$—

The Partnership’s volume of trading forwards and futures at December 31, 2014 and 2013, respectively, are representative of the activity throughout the years presented. There were no transfers to or from any level during 2014 and 2013.

The Partnership engages in the speculative trading of futures, options on futures and forward contracts on a wide range of commodities. Such contracts meet the definition of a derivative as noted in the ASC guidance for accounting for derivative and hedging activities. The fair value amounts of, and the net profits and losses on, derivative instruments is disclosed in the Statements of Financial Condition and Statements of Operations, respectively. There are no credit related contingent features embedded in these derivative contracts. The total notional, number of contracts and fair values of derivative instruments by contract type/commodity sector are disclosed in Note 2.

The Partnership maintains margin deposits and cash collateral with its futures and forwards brokers, respectively, based on the greater of exchange margin or amounts determined by the respective broker. At December 31, 2014 and December 31, 2013, the initial margin deposits (cash) are used to satisfy the margin requirements to establish the futures or forward contracts and are presented on the Statements of Financial Condition in Cash in the Equity in commodity trading accounts. The variation margin on open contracts is presented gross on the Statements of Financial Condition in Unrealized profit or loss on futures or forwards contracts, respectively. The Partnership is subject to agreements which support the ability to settle net with their counterparties; however, the Partnership has elected to present the related balances on the Statements of Financial Condition on a gross basis. The net of these amounts less the restricted cash presented within the Cash in the Equity in commodity trading accounts on the Statements of Financial Condition represents the Partnership’s net exposure.

The following table indicates the trading profits and losses, before brokerage commissions, by type/commodity industry sector, on derivative instruments for the years ended December 31, 2014, 2013 and 2012:

Commodity Industry	December 31, 2014	December 31, 2013	December 31, 2012
Sector	Profit (loss) from trading, net	Profit (loss) from trading, net	Profit (loss) from trading, net

Agriculture	$262,187	$478,801	$1,495,278
Currencies	1,956,862	488,421	(5,617,315)
Energy	2,224,231	(1,974,070)	(7,245,645)
Interest rates	368,190	(1,225,655)	(1,118,065)
Metals	(1,112,781)	1,894,769	(5,202,166)
Stock indices	196,685	7,191,876	(1,109,736)

Total	$3,895,374	$6,854,142	$(18,797,649)

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

4.     RELATED PARTY TRANSACTIONS

MLAI and the Partnership entered into a transfer agency and investor services agreement with Financial Data Services, Inc. (the “Transfer Agent”) a wholly-owned subsidiary of BAC and affiliate of MLAI. The Transfer Agent provides registrar, distribution disbursing agent, transfer agent and certain other services related to the issuance, redemption, exchange and transfer of Units. The fees charged by the Transfer Agent for its services are based on the aggregate net assets of funds managed or sponsored by MLAI.  The fee rate ranges from 0.016% to 0.02% per year of the aggregate net assets managed or sponsored by MLAI. During the year ended December 31, 2014, the rate ranged from 0.018% to 0.02%. The fee is payable monthly in arrears.  MLAI allocates the Transfer Agent fees to each of the managed or sponsored funds, including the Partnership, on a monthly basis based on each fund’s net assets. The Transfer Agent fee allocated to the Partnership for the years ended December 31, 2014, 2013 and 2012, is paid on behalf of the Partnership by the Sponsor. These fees are included in the wrap fees discussed further below.

Typically the vast majority of the Partnership’s U.S. dollar assets are maintained at MLPF&S. MLPF&S and any other BAC affiliates that hold the Partnership’s cash assets receive economic benefits, which may be substantial, from holding this cash, even in low interest rate environments in which the Partnership receives little, or no, interest on these cash assets.  BAC’s “Interest Earning Program,” which offers interest on cash balances subject to a negotiated schedule, will generally apply to Partnership cash assets at any time they are maintained by MLAI with its affiliates.   As of December 31, 2014, the interest rate under the Interest Earning Program on U.S. dollar cash balances is the daily effective federal funds rate less 20 basis points, recalculated and accrued daily, and subject to a floor of 0%. The daily effective federal funds rate is a volume-weighted average of rates on trades arranged by the Federal Reserve Bank of New York using data provided by brokers.  Interest is computed based upon the daily net equity balance of the Partnership’s account and is posted to the Partnership’s account on a monthly basis.

MLPF&S charges the Partnership at prevailing local interest rates for financing realized and unrealized losses on the Partnership’s non-U.S. dollar-denominated positions.  Such amounts are netted against interest income.

The Partnership’s brokerage commissions and administrative fees are included in the ‘wrap” fee which covers all of BAC’s costs and expenses, other than bid-ask spreads, certain trading fees and extraordinary expenses. Through the wrap fee the Partnership pays brokerage commissions to MLPF&S at a flat monthly rate equal to 1/12 of 5.5% (approximately 0.458%) of the Partnership’s month-end trading assets (a 5.5% annual rate). Additionally through the wrap fee the Partnership pays administrative fees to MLAI at a flat monthly rate equal to 1/12 of 0.25% (approximately 0.021%) of the Partnership’s month-end trading assets (a 0.25% annual rate). Month-end trading assets are not reduced, for purposes of calculating brokerage commissions and administrative fees, by any accrued brokerage commissions, administrative fees, Profit Share (defined in Note 5 below) or other fees or charges.

Wrap fees and Interest, as presented on the Statements of Operations, are all received from or paid to related parties. Equity in commodity trading accounts, including cash and Unrealized profit/loss, as presented on the Statements of Financial Condition are held with a related party.

5.     ADVISORY AGREEMENT

The Partnership entered into an advisory agreement with the Trading Advisor.  The advisory agreement will be automatically renewed for successive one-year periods, unless terminated by the Trading Advisor or the Partnership upon notice to the other party.  The Trading Advisor determines the commodity futures, options on futures and forward contracts traded by the Partnership, subject to certain trading policies and to certain rights reserved by MLAI.

The Partnership pays the Trading Advisor a profit share (“Profit Share”) equal to 23% of any New Trading Profit generated by the Partnership as of the end of each calendar year (or upon redemption of Units). “New Trading Profit” refers to the increase, if any, in cumulative net trading profits as of the end of any calendar year over the previous all-time high in cumulative net trading profits as of the end of any previous calendar year. New Trading Profits include all net trading profits but not interest income and after reduction for 3.75% of the annual brokerage commission.

6.     WEIGHTED AVERAGE UNITS

The weighted average number of Units outstanding is computed for purposes of disclosing net income (loss) per weighted average Unit.  The weighted average number of Units outstanding for the years ended December 31, 2014, 2013 and 2012 equals the Units outstanding as of such date, adjusted proportionately for Units sold or redeemed based on the respective length of time each was outstanding during the year.

7.              MARKET AND CREDIT RISKS

The nature of this Partnership has certain risks, which cannot all be presented in the financial statements.  The following summarizes some of those risks.

Market Risk

Derivative instruments involve varying degrees of market risk.  Changes in the level or volatility of interest rates, foreign currency exchange rates or the market values of the financial instruments or commodities underlying such derivative instruments frequently result in changes in the Partnership’s unrealized profit (loss) on open contracts on such derivative instruments as reflected in the Statements of Financial Condition.  The Partnership’s exposure to market risk is influenced by a number of factors, including the relationships among the derivative instruments held by the Partnership as well as the volatility and liquidity of the markets in which the derivative instruments are traded.  Investments in foreign markets may also entail legal and political risks.

MLAI has procedures in place intended to control market risk exposure, although there can be no assurance that it will, in fact, succeed in doing so.  These procedures focus primarily on monitoring the trading of the Trading Advisor, calculating the Net Asset Value of the Partnership as of the close of business on each day and reviewing outstanding positions for over-concentrations.  While MLAI does not intervene in the markets to hedge or diversify the Partnership’s market exposure, MLAI may urge the Trading Advisor to reallocate positions in an attempt to avoid over-concentrations.  However, such interventions are expected to be unusual. It is expected that MLAI’s basic risk control procedures will consist of the ongoing process of Trading Advisor monitoring, with the market risk controls being applied by the Trading Advisor.

Credit Risk

The risks associated with exchange-traded contracts are typically perceived to be less than those associated with over-the-counter (non-exchange-traded) transactions because exchanges typically (but not universally) provide clearinghouse arrangements in which the collective credit (in some cases limited in amount, in some cases not) of the members of the exchange/clearinghouse is pledged to support the financial integrity of the exchange/clearinghouse.  In over-the-counter transactions, on the other hand, traders must rely solely on the credit of their respective individual counterparties.  Margins, which may be subject to loss in the event of a default, are generally required in exchange traded contracts and in the over the counter markets counterparties may also require margin.

The credit risk associated with these instruments from counterparty nonperformance is the unrealized profit (loss) on open contracts, if any, included in the Statements of Financial Condition.  MLAI, as sponsor of the Partnership, has a general policy of maintaining clearing and prime brokerage arrangements with BAC affiliates, such as MLPF&S and MLI, although MLAI may engage non-BAC affiliated service providers as clearing brokers or prime brokers for the Partnership. This policy may increase risk to the Partnership by preventing the diversification of brokers used by the Partnership.

The Partnership, in its normal course of business, enters into various contracts, with MLPF&S acting as its futures clearing broker.  Due to the relationship with MLPF&S, in the event of default, all futures balances are eligible for offset with a net settlement due to MLPF&S.  Due to the relationship with MLI, in the event of default, all forwards balances are eligible for offset with a net settlement due to MLI.

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

8.              SUBSEQUENT EVENTS

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