Form 10-K, Exhibit 13
period 2015-12-31
ML SELECT FUTURES I LP
filed 2016-03-18
CIK 1100878

Exhibit 13.01

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 and Report of Independent Registered Public Accounting Firm

ML Select Futures I L.P.

(A Delaware Limited Partnership)

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Partners of ML Select Futures I LP:

In our opinion, the accompanying statements of financial condition and the related statements of operations and of changes in partners’ capital and the financial data highlights present fairly, in all material respects, the financial position of ML Select Futures I LP (the “Partnership”) at December 31, 2015 and 2014, and the results of its operations, the changes in its partners’ capital and its financial data highlights for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial data highlights (hereafter referred to as the “financial statements”) are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

March 18, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F:(813) 286 6000, www.pwc.com/us

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:

Equity in commodity futures trading accounts:
Cash (includes restricted cash of $1,166,429 for 2015 and $2,811,494 for 2014)	$24,387,681	$31,411,744
Unrealized profit on open futures contracts	214,306	1,151,066
Unrealized profit on open forwards contracts	23,963	124,608
Cash and cash equivalents	547,201	508,449
Accrued interest receivable	5,148	970

TOTAL ASSETS	$25,178,299	$33,196,837

LIABILITIES AND PARTNERS’ CAPITAL

LIABILITIES:

Unrealized loss on open futures contracts	$190,624	$151,613
Unrealized loss on open forward contracts	2,365	24,958
Redemptions payable	442,287	675,455
Wrap fee payable	119,721	158,222
Other liabilities	6	18
Total liabilities	755,003	1,010,266

PARTNERS’ CAPITAL:

General Partner (0.41 Units and 2,991 Units)	92	750,192
Limited Partners (108,563 Units and 125,335 Units )	24,423,204	31,436,379

Total Partners’ Capital	24,423,296	32,186,571

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$25,178,299	$33,196,837

NET ASSET VALUE PER UNIT
(Based on 108,563 and 128,326 Units outstanding; unlimited Units authorized)	$224.9680	$250.8188

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	2015	2014	2013
TRADING PROFIT (LOSS), NET:

Realized, net	$(234,937)	$4,450,248	$5,064,626
Change in unrealized, net	(1,053,823)	(554,874)	1,789,516

Total trading profit (loss), net	(1,288,760)	3,895,374	6,854,142

INVESTMENT INCOME (EXPENSE):

Interest, net	15,111	14,161	36,955

EXPENSES:

Wrap fee	1,704,741	2,215,044	3,446,043

Total expenses	1,704,741	2,215,044	3,446,043

NET INVESTMENT INCOME (LOSS)	(1,689,630)	(2,200,883)	(3,409,088)

NET INCOME (LOSS)	$(2,978,390)	$1,694,491	$3,445,054

NET INCOME (LOSS) PER UNIT:

Weighted average number of General Partner and Limited Partner Units outstanding	120,342	167,291	268,274

Net income (loss) per weighted average General Partner and Limited Partner Unit	$(24.75)	$10.13	$12.84

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

		General	Limited
	Units	Partner	Partners	Total

PARTNERS’ CAPITAL, DECEMBER 31, 2012	307,292	$1,318,046	$66,186,205	$67,504,251

Subscriptions	—	—	—	—

Net income (loss)	—	47,043	3,398,011	3,445,054

Redemptions	(104,891)	(665,251)	(22,925,571)	(23,590,822)

PARTNERS’ CAPITAL, DECEMBER 31, 2013	202,401	$699,838	$46,658,645	$47,358,483

Subscriptions	72	—	16,000	16,000

Net income (loss)	—	50,354	1,644,137	1,694,491

Redemptions	(74,147)	—	(16,882,403)	(16,882,403)

PARTNERS’ CAPITAL, DECEMBER 31, 2014	128,326	$750,192	$31,436,379	$32,186,571

Subscriptions	—	—	—	—

Net income (loss)	—	9,574	(2,987,964)	(2,978,390)

Redemptions	(19,763)	(759,674)	(4,025,211)	(4,784,885)

PARTNERS’ CAPITAL, DECEMBER 31, 2015	108,563	$92	$24,423,204	$24,423,296

See notes to financial statements.

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

FINANCIAL DATA HIGHLIGHTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

The following per Unit data and ratios have been derived from information provided in the financial statements.

	2015	2014	2013

Per Unit Operating Performance:

Net asset value, beginning of year	$250.8188	$233.9835	$219.6744

Realized trading profit (loss)	(3.6473)	31.1590	19.3470
Change in unrealized, net	(8.2041)	(1.0882)	7.6793
Interest income, net	0.1302	0.0808	0.1358
Expenses (1)	(14.1296)	(13.3163)	(12.8530)

Net asset value, end of year	$224.9680	$250.8188	$233.9835

Total Return: (2) (3)

Total return	-10.31%	7.20%	6.51%

Ratios to Average Partners’ Capital: (1) (3)

Expenses	5.75%	5.79%	5.79%
Net investment loss	-5.70%	-5.76%	-5.73%

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

ML SELECT FUTURES I L.P.

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

1.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ML Select Futures I L.P. (the “Partnership”), which is an investment company as defined by Accounting Standards Codification (“ASC”) guidance, was organized under the Delaware Revised Uniform Limited Partnership Act in August 1995 and commenced trading activities on April 16, 1996. The Partnership engages in the speculative trading of futures and forward contracts on a wide range of commodities. Sunrise Capital Partners, LLC (“Trading Advisor”) is the trading advisor of the Partnership. The Trading Advisor trades its Expanded Diversified Program (the “Trading Program”) for the Partnership.

Merrill Lynch Alternative Investments LLC (“MLAI”, the “Sponsor” or the “General Partner”), is the general partner and sponsor of the Partnership. MLAI is an indirect wholly-owned subsidiary of Bank of America Corporation. Bank of America Corporation and its affiliates are referred to herein as “BofA Corp.”  Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is currently the exclusive clearing broker for the Partnership. The General Partner may select other parties as clearing broker(s). Merrill Lynch International (“MLI”) is the primary foreign exchange (“F/X”) forward prime broker for the Partnership. The General Partner may select other of its affiliates, or third parties, as F/X or other over the counter (“OTC”) prime brokers. MLPF&S and MLI are BofA Corp. affiliates. MLAI and each limited partner share in the profits and losses of the Partnership in proportion to their respective interests in it.

As of December 31, 2015 there is one investor who owns 11.09% of the Partnership’s capital.

Interests in the Partnership are not insured or otherwise protected by the Federal Deposit Insurance Corporation or any other government authority.  Interests are not deposits or other obligations of, and are not guaranteed by, BofA Corp. or by any bank.  Interests are subject to investment risks, including the possible loss of the full amount invested.

The Partnership considers all highly liquid investments, with a maturity of three months or less when acquired, to be cash equivalents. Cash was held at a nationally recognized financial institution.

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

Foreign Currency Transactions

The Partnership’s functional currency is the U.S. dollar; however, it may transact business in U.S. dollars and in currencies other than the U.S. dollar.  Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect as of the dates of the Statements of Financial Condition.  Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the year.  Profits and losses, including adjustments resulting from the translation to U.S. dollars are included in Trading profit (loss), net in the Statements of Operations.

Equity in Commodity Trading Accounts

A portion of the assets maintained at MLPF&S and MLI is restricted cash required to meet maintenance margin requirements of the exchanges the Partnership’s contracts are traded on and /or requirements greater than those of the exchanges as may be required by MLPF&S and MLI, in their sole discretion.

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

The Partnership follows the ASC guidance on accounting for uncertain tax positions. This guidance provides how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.  This guidance also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership’s financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority.  Tax positions with respect to tax at the Partnership level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current year.  A prospective investor should be aware that, among other things, income taxes could have a material adverse effect on the periodic calculations of the Net Asset Value of the Partnership, including reducing the Net Asset Value of the Partnership to reflect reserves for income taxes, such as foreign withholding taxes, that may be payable by the Partnership.

This could cause benefits or detriments to certain investors, depending upon the timing of their entry and exit from the Partnership. MLAI has analyzed the Partnership’s tax positions and has concluded that no provision for income tax is required in the Partnership’s financial statements. The following is the major tax jurisdiction for the Partnership and the earliest tax year subject to examination: United States — 2012.

Distributions

The limited partners are entitled to receive, equally per Unit, any distributions which may be made by the Partnership.  No such distributions have been declared for the years ended December 31, 2015, 2014 and 2013.

Subscriptions

Currently, the Partnership is closed to new investors.  Existing investors only are allowed to add to their existing positions.  Units may be purchased as of the first business day of any month at Net Asset Value, however the subscription request must be submitted at least ten calendar days before the end of the preceding month.  Subscriptions submitted less than ten calendar days before the end of a month will be applied to Unit subscriptions as of the beginning of the second month after receipt, unless revoked.

Redemptions

A limited partner may redeem any or all of such limited partner’s Units at Net Asset Value effective as of the last day of any calendar month upon ten days notice (“notice period”).  Partial redemptions are permitted, provided that the Net Asset Value of the limited partner’s Units following such redemption is no less than $10,000. Units redeemed on or before the end of the twelfth full month after purchase will be assessed an early redemption charge of 4% of their Net Asset Value as of the date of redemption.  If an investor makes multiple investments in the Partnership, investments are treated on a first-in, first-out basis in determining whether a redemption charge is applicable. Redemption charges are subtracted from redemption proceeds and paid to MLAI.

2.              CONDENSED SCHEDULES OF INVESTMENTS

The Partnership’s investments, defined as unrealized profit (loss) on open contracts on the Statements of Financial Condition, as of December 31, 2015 and 2014, are as follows:

December 31, 2015

	Long Positions			Short Positions			Net Unrealized
Commodity Industry	Number of	Unrealized	Percent of	Number of	Unrealized	Percent of	Profit (Loss)	Percent of
Sector	Contracts/Notional*	Profit (Loss)	Partners’ Capital	Contracts/Notional*	Profit (Loss)	Partners’ Capital	on Open Positions	Partners’ Capital	Maturity Dates

Agriculture	—	$—	0.00%	(78)	$(8,544)	-0.03%	$(8,544)	-0.03%	February 2016 - May 2016
Currencies - Futures	—	—	0.00%	(1)	1,215	0.00%	1,215	0.00%	March 2016
Currencies - Forwards*	38,743	1,123	0.00%	(1,966,349)	20,475	0.08%	21,598	0.08%	March 2016
Interest rates	—	—	0.00%	(14)	1,904	0.01%	1,904	0.01%	June 2016
Energy	—	—	0.00%	(68)	(27,109)	-0.11%	(27,109)	-0.11%	January 2016 - February 2016
Metals	27	15,316	0.06%	(74)	(30,727)	-0.13%	(15,411)	-0.07%	February 2016 - March 2016
Stock indices	70	77,380	0.32%	(28)	(5,753)	-0.02%	71,627	0.30%	January 2016 - March 2016

Total		$93,819	0.38%		$(48,539)	-0.20%	$45,280	0.18%

December 31, 2014

	Long Positions			Short Positions			Net Unrealized
Commodity Industry	Number of	Unrealized	Percent of	Number of	Unrealized	Percent of	Profit (Loss)	Percent of
Sector	Contracts/Notional*	Profit (Loss)	Partners’ Capital	Contracts/Notional*	Profit (Loss)	Partners’ Capital	on Open Positions	Partners’ Capital	Maturity Dates
Agriculture	102	$(31,588)	-0.10%	(43)	$22,166	0.07%	$(9,422)	-0.03%	February 2015 - May 2015
Currencies - Futures	19	4,475	0.01%	(186)	105,885	0.33%	110,360	0.34%	March 2015
Currencies - Forwards*	531,051	(9,421)	-0.03%	(9,423,066)	109,071	0.34%	99,650	0.31%	March 2015
Interest rates	109	32,879	0.10%	—	—	0.00%	32,879	0.10%	March 2015 - December 2015
Energy	—	—	0.00%	(37)	302,195	0.94%	302,195	0.94%	January 2015 - November 2015
Metals	25	(69,844)	-0.22%	(58)	63,050	0.20%	(6,794)	-0.02%	February 2015 - March 2015
Stock indices	300	570,235	1.77%	—	—	0.00%	570,235	1.77%	January 2015 - March 2015

Total		$496,736	1.53%		$602,367	1.88%	$1,099,103	3.41%

*Currencies-Forwards present notional amounts as converted to USD.

No individual contract’s unrealized profit or loss comprised greater than 5% of Partners’ Capital as of December 31, 2015 and December 31, 2014. With respect to each commodity industry sector listed in the above chart, the net unrealized profit (loss) on open positions is the sum of the unrealized profits (losses) of long positions and short positions netting unrealized losses against unrealized profits as applicable.  Net unrealized profit and loss provides a rough measure of the exposure of the Partnership to the various sectors as of the date listed, although such exposure can change at any time.

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

As of December 31, 2015, the Partnership holds cash equivalents, which are considered Level II.

Transfers of investments between different levels of the fair value hierarchy, if any, are recorded as of the beginning of the reporting period. There were no transfers to or from any level during 2015 and 2014.

The Partnership’s unrealized profit (loss) on open forwards and futures contracts by the above fair value hierarchy levels, as of December 31, 2015 and 2014 are as follows:

2015

Net unrealized profit (loss) on open contracts	Total	Level I	Level II	Level III

Assets
Futures	$214,306	$165,328	$48,978	$—
Forwards	23,963	—	23,963	—
	$238,269	$165,328	$72,941	$—

Liabilities
Futures	$190,624	$115,180	$75,444	$—
Forwards	2,365	—	2,365	—
	$192,989	$115,180	$77,809	$—

December 31, 2015	$45,280	$50,148	$(4,868)	$—

2014

Net unrealized profit (loss) on open contracts	Total	Level I	Level II	Level III

Assets
Futures	$1,151,066	$1,129,816	$21,250	$—
Forwards	124,608	—	124,608	—
	$1,275,674	$1,129,816	$145,858	$—

Liabilities
Futures	$151,613	$65,519	$86,094	$—
Forwards	24,958	—	24,958	—
	$176,571	$65,519	$111,052	$—

December 31, 2014	$1,099,103	$1,064,297	$34,806	$—

The Partnership’s volume of trading forwards and futures at December 31, 2015 and 2014, respectively, are representative of the activity throughout the years presented.

The Partnership engages in the speculative trading of futures, options on futures and forward contracts on a wide range of commodities. Such contracts meet the definition of a derivative as noted in the ASC guidance for accounting for derivative and hedging activities. The fair value amounts of, and the net profits and losses on, derivative instruments are disclosed in the Statements of Financial Condition and Statements of Operations, respectively. There are no credit related contingent features embedded in these derivative contracts. The total notional, number of contracts and fair values of derivative instruments by contract type/commodity sector are disclosed in Note 2.

The Partnership maintains margin deposits and cash collateral with its futures and forwards brokers, respectively, based on the greater of exchange margin or amounts determined by the respective broker. At December 31, 2015 and December 31, 2014, the initial margin deposits (cash) are used to satisfy the margin requirements to establish the futures or forward contracts and are presented on the Statements of Financial Condition in Cash in the Equity in commodity trading accounts. The variation margin on open contracts is presented gross on the Statements of Financial Condition in Unrealized profit or loss on futures or forwards contracts, respectively. The Partnership is subject to agreements which support the ability to settle net with their counterparties; however, the Partnership has elected to present the related balances on the Statements of Financial Condition on a gross basis. The net of these amounts plus the restricted cash presented within the Cash in the Equity in commodity trading accounts on the Statements of Financial Condition represents the Partnership’s net exposure.

The following table indicates the trading profits and losses before brokerage commissions, by commodity industry sector for the years ended December 31, 2015, 2014 and 2013:

Commodity Industry	December 31, 2015	December 31, 2014	December 31, 2013
Sector	Profit (loss) from trading, net	Profit (loss) from trading, net	Profit (loss) from trading, net

Agriculture	$(409,117)	$262,187	$478,801
Currencies	(1,024,801)	1,956,862	488,421
Energy	401,000	2,224,231	(1,974,070)
Interest rates	(231,887)	368,190	(1,225,655)
Metals	360,170	(1,112,781)	1,894,769
Stock indices	(384,125)	196,685	7,191,876

Total, net	$(1,288,760)	$3,895,374	$6,854,142

The Partnership is subject to the risk of insolvency of a counterparty, an exchange, a clearinghouse, MLPF&S or other BofA Corp. entities.  Partnership assets could be lost or impounded during lengthy bankruptcy proceedings.  Were a substantial portion of the Partnership’s capital tied up in a bankruptcy or other similar types of proceedings, MLAI might suspend or limit trading, perhaps causing the Partnership to miss significant profit opportunities.  There are increased risks in dealing with unregulated trading counterparties including the risk that assets may not benefit from the protection afforded to “customer funds” deposited with regulated dealers and brokers.

4.              RELATED PARTY TRANSACTIONS

MLAI owns a General Partner interest which represents less than 1% of the Partnership’s Net Asset Value as of December 31, 2015.

MLAI, the Partnership and certain other FuturesAccessSM Funds, MLAI’s HedgeAccess® Program of hedge funds and other BofA Corp. funds (each a “Serviced Fund” and collectively, the “Serviced Funds”) have entered into a transfer agency and investor services agreement with Financial Data Services, Inc. (the “Transfer Agent”), a wholly owned subsidiary of BofA Corp. and affiliate of MLAI.  The Transfer Agent provides registrar, distribution disbursing agent, transfer agent and certain other services related to the issuance, redemption, exchange and transfer of Units.  The fees charged by the Transfer Agent for its services were 0.02% per year of the aggregate net assets of the Serviced Funds. The fee is paid monthly in arrears.  The Transfer Agent also receives reimbursement for its out-of-pocket expenses and certain extraordinary expenses.  MLAI allocates the Transfer Agent fees to each of the Serviced Funds, including the Partnership, on a monthly basis based on each Serviced Fund’s net assets.  The Transfer Agent fee allocated to the Partnership for the years ended December 31, 2015, 2014 and 2013, is paid on behalf of the Partnership by MLAI. These fees are included in the wrap fees discussed further below.

Typically the vast majority of the Partnership’s U.S. dollar assets are maintained at MLPF&S. MLPF&S and any other BofA Corp. affiliates that hold the Partnership’s cash assets receive economic benefits, which may be substantial, from holding this cash, even in low interest rate environments in which the Partnership receives little, or no, interest on these cash assets.  BofA Corp.’s “Interest Earning Program,” which offers interest on cash balances subject to a negotiated schedule, will generally apply to Partnership cash assets during any time they are maintained by the Sponsor with its affiliates. As of December 31, 2015, the interest rate under the Interest Earning Program on U.S. dollar cash balances is the daily effective federal funds rate less 20 basis points, recalculated and accrued daily, and subject to a floor of 0%. The daily effective federal funds rate is a volume-weighted average of rates on trades arranged by major brokers and is calculated by the Federal Reserve Bank of New York using data provided by the brokers.  Interest is computed based upon the daily net equity balance of the Partnership’s account and is posted to the Partnership’s account on a monthly basis.

MLPF&S charges the Partnership at prevailing local interest rates for financing realized and unrealized losses on the Partnership’s non-U.S. dollar-denominated positions.  Such amounts are netted against interest income.

The Partnership’s brokerage commissions and administrative fees are included in the wrap fee which covers all of BofA Corp.’s costs and expenses, other than bid-ask spreads, certain trading fees and extraordinary expenses. Through the wrap fee the Partnership pays brokerage commissions to MLPF&S at a flat monthly rate equal to 1/12 of 5.5% (approximately 0.458%) of the Partnership’s month-end trading assets (a 5.5% annual rate). Additionally through the wrap fee the Partnership pays administrative fees to MLAI at a flat monthly rate equal to 1/12 of 0.25% (approximately 0.021%) of the Partnership’s month-end trading assets (a 0.25% annual rate). Month-end trading assets are not reduced, for purposes of calculating brokerage commissions and administrative fees, by any accrued brokerage commissions, administrative fees, Profit Share (defined in Note 5 below) or other fees or charges.

Wrap fees and interest, net, as presented on the Statements of Operations, are all received from or paid to related parties. Equity in commodity trading accounts, including cash and Unrealized profit (loss), as presented on the Statements of Financial Condition are held with a related party.

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

6.              WEIGHTED AVERAGE UNITS

The weighted average number of Units outstanding is computed for purposes of disclosing net income (loss) per weighted average Unit.  The weighted average number of Units outstanding for the years ended December 31, 2015, 2014 and 2013 equals the Units outstanding as of such date, adjusted proportionately for Units sold or redeemed based on the respective length of time each was outstanding during the year.

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

MLAI has procedures in place intended to control market risk exposure, although there can be no assurance that it will, in fact, succeed in doing so.  These procedures focus primarily on monitoring the trading of the Trading Advisor, calculating the Net Asset Value of the Partnership as of the close of business on each day and reviewing outstanding positions for over-concentrations.  While MLAI does not intervene in the markets to hedge or diversify the Partnership’s market exposure, MLAI may urge the Trading Advisor to reallocate positions in an attempt to avoid over-concentrations.  However, such interventions are expected to be unusual. It is expected that MLAI’s basic risk control procedures will consist of the process of Trading Advisor monitoring, with the market risk controls being applied by the Trading Advisor.

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

MLAI, as sponsor of the Partnership, has a general policy of maintaining clearing and prime brokerage arrangements with BofA Corp. affiliates, such as MLPF&S and MLI, although MLAI may engage non-BofA Corp. affiliated service providers as clearing brokers or prime brokers for the Partnership. This policy may increase risk to the Partnership by preventing the diversification of brokers used by the Partnership.

The Partnership, in its normal course of business, enters into various contracts, with MLPF&S acting as its futures clearing broker and MLI as its forwards prime broker.  Due to the relationship with MLPF&S, in the event of default, all futures balances are eligible for offset with a net settlement due to MLPF&S.  Due to the relationship with MLI, in the event of default, all forwards balances are eligible for offset with a net settlement due to MLI.

Indemnifications

In the normal course of business, the Partnership has entered, or may in the future enter into agreements that obligate the Partnership to indemnify certain parties, including BofA Corp. affiliates. No claims have actually been made with respect to such indemnities and any quantification would involve hypothetical claims that have not been made. Based on the Partnership’s experience, MLAI expects the risk of loss to be remote and, therefore, no provision has been recorded.

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